Filed Pursuant to Rule 424(b)(3)

Registration No. 333-105949

PROSPECTUS SUPPLEMENT

(To Prospectus dated June 19, 2003)

$5,250,000,000

General Motors Corporation

$1,000,000,000 7.125% Senior Notes due 2013

$1,250,000,000 8.250% Senior Debentures due 2023

$3,000,000,000 8.375% Senior Debentures due 2033

This is an offering of 7.125% Senior Notes due 2013 (the “Notes”), 8.250% Senior Debentures due 2023 (the “20-year Debentures”) and 8.375% Senior Debentures due 2033 (the “30-year Debentures”, and together with the Notes and the 20-year Debentures, the “Offered Securities”) to be issued by General Motors Corporation (“GM”).

The Offered Securities will be general unsecured, unsubordinated obligations of GM. The Notes will mature on July 15, 2013, the 20-year Debentures will mature on July 15, 2023 and the 30-year Debentures will mature on July 15, 2033. The Offered Securities will bear interest from July 3, 2003, payable semi-annually in arrears on January 15 and July 15 of each year, commencing on January 15, 2004.

We will have the right to redeem the Notes, the 20-year Debentures and the 30-year Debentures, as the case may be, in whole but not in part, in certain circumstances if we become obligated to pay additional amounts due to a change in law. The Notes, the 20-year Debentures and the 30-year Debentures, as the case may be, will also be redeemable at our option, in whole or in part, at any time at the greater of 100% of their principal amount or a make-whole amount, plus accrued and unpaid interest, if any.

The Offered Securities will be issued in minimum denominations of $1,000 and in multiples of $1,000.

We intend to apply to list the Offered Securities on the Luxembourg Stock Exchange in accordance with its rules.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Per 20-year Debenture	Per 30-year Debenture	Total
Public Offering Price (1)	99.326%	99.202%	98.623%	$5,191,975,000
Underwriting Discount	0.425%	0.750%	0.750%	$36,125,000
Proceeds to General Motors Corporation	98.901%	98.452%	97.873%	$5,155,850,000

(1)	Plus accrued interest from July 3, 2003 if settlement occurs after that date.

The Offered Securities will be available for delivery in book-entry form only through the facilities of The Depository Trust Company, including for the accounts of Euroclear Bank S.A./N.V. and Clearstream Banking S.A., to purchasers on or about July 3, 2003.

Joint Book-Running Managers

Morgan Stanley

Merrill Lynch & Co.

Citigroup

Banc of America Securities LLC

Goldman, Sachs & Co.

JPMorgan

Banc One Capital Markets, Inc.	BNP PARIBAS	Credit Suisse First Boston
Deutsche Bank Securities	SG Cowen	UBS Investment Bank

Bear, Stearns & Co. Inc.	BMO Nesbitt Burns	CIBC World Markets
Lehman Brothers	RBC Capital Markets	Scotia Capital
Standard Chartered Bank	TD Securities	Tokyo-Mitsubishi International plc
WestLB AG

The date of this prospectus supplement is June 26, 2003.

i

ABOUT THIS PROSPECTUS

Unless the context indicates otherwise, the words “GM”, “we”, “our”, “ours” and “us” refer to General Motors Corporation. The term “Hughes” refers to the Hughes Electronics Corporation, a wholly-owned subsidiary of GM. The term “GMAC” refers to General Motors Acceptance Corporation, a wholly-owned subsidiary of GM.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you different information or to make any additional representations. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer of any securities other than the Offered Securities. This prospectus supplement is part of and must be read in conjunction with the accompanying prospectus dated June 19, 2003. We are not, and the underwriters are not, making an offer to sell the Offered Securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as the information incorporated by reference, is accurate as of any date other than the date on the front cover of this prospectus supplement, or the date of such incorporated information.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the Offered Securities may be restricted in certain jurisdictions. You should inform yourself about and observe any such restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

This prospectus supplement and the accompanying prospectus include particulars given in compliance with the rules governing the listing of securities on the Luxembourg Stock Exchange. We accept full responsibility for the accuracy of the information contained in this prospectus supplement and the accompanying prospectus and, having made all reasonable inquiries, confirm that to the best of our knowledge and belief there are no other facts the omission of which would make any statement contained in this prospectus supplement and the accompanying prospectus misleading.

We will deliver the Notes, the 20-year Debentures and the 30-year Debentures to the underwriters at the closing of this offering when the underwriters pay us the purchase price of the Notes, the 20-year Debentures and the 30-year Debentures. The underwriting agreement provides that the closing will occur on July 3, 2003. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise.

So long as any Offered Securities are listed on the Luxembourg Stock Exchange, this prospectus supplement and accompanying prospectus, together with the documents incorporated by reference, will be available free of charge at the office of Banque Generale du Luxembourg S.A., 50 Avenue J. F. Kennedy, L-2951, Luxembourg.

ii

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus may include or incorporate by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of historical facts, included in this prospectus supplement and the accompanying prospectus that address activities, events or developments that we expect or anticipate will or may occur in the future, references to future success and other matters are forward-looking statements, including statements preceded by, followed by or that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “intends,” “anticipates,” “continues,” “forecasts,” “designed,” “goal” or the negative of those words or other comparable words.

These statements are based on certain assumptions and analyses made in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors that we believe are appropriate in the circumstances. While these statements represent our current judgment on what the future may hold, and we believe these judgments are reasonable, we can give no assurance that such expectations will prove to be correct. Whether actual future results and developments will conform with our expectations and predictions is subject to a number of risks, uncertainties and other factors such as the following, many of which are beyond our control:

With respect to GM (including Hughes and our other subsidiaries):

•	changes in economic conditions or currency exchange rates, significant terrorist attacks or political instability in the major markets where we procure material, components and supplies for the production of our principal products or where our products are produced, distributed or sold (that is, North America, Europe, Latin America and Asia-Pacific);

•	shortages of fuel or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to or difficulties with the employment of labor in the major markets where we purchase material, components and supplies for the production of our products or where our products are produced, distributed or sold;

•	significant changes in the competitive environment in the major markets where we purchase material, components and supplies for the production of our products or where our products are produced, distributed or sold;

•	changes in the laws, regulations, policies or other activities of governments, agencies and similar organizations where such actions may affect the production, licensing, distribution or sale of our products, the cost thereof or applicable tax rates;

•	our ability to achieve reductions in cost and employment levels, to realize production efficiencies and to implement capital expenditures, all at the levels and times planned by management;

•	the threat of terrorism, the outbreak or escalation of hostilities between the United States and any foreign power or territory and changes in international political conditions may affect both the United States and the global economy and may increase other risks; and

•	we may face other risks described from time to time in periodic reports that we file with the SEC.

With respect to Hughes specifically, additional risk factors include:

•	various lawsuits to which Hughes is a party that, if adversely decided, could have a significant adverse impact on its businesses and the Hughes separation transactions described below;

•	weakness in the global economy may harm the business of Hughes generally, and adverse local political or economic developments may occur in some markets of Hughes;

•	legislative and regulatory developments may create unexpected challenges for Hughes;

•	Hughes may be unable to obtain needed retransmission consents, FCC authorizations or export licenses;

•	service interruptions arising from technical anomalies on some satellites, or caused by war, terrorist activities or natural disasters, may cause customer cancellations or otherwise harm the business of Hughes;

•	Hughes faces intense and increasing competition from existing cable television operators and other subscription television providers, new competitors may enter the subscription television business and new technologies may increase competition;

•	regulatory authorities or third parties may impose limitations on access to distribution channels;

•	satellite launches may be delayed or fail, the satellites of Hughes may fail prematurely in orbit, and Hughes may be unable to obtain adequate insurance to cover losses incurred from the failure of launches and/or satellites; and

•	Hughes has experienced satellite anomalies in the past and may experience satellite anomalies in the future that could lead to the loss or reduced capacity of such satellites which could materially affect operations.

Consequently, all of the forward-looking statements made in this prospectus supplement and the accompanying documents are qualified by these cautionary statements and there can be no assurance that the actual results or developments that we anticipate will be realized or, even if realized, that they will have the expected consequences to or effects on us or Hughes and our respective subsidiaries or our businesses or operations. The cautionary statements contained or referred to in this section should be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. We do not, however, undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RECENT DEVELOPMENTS

GM Financing Activities

On May 19, 2003, GM issued in a registered offering $1,115,000,000 in aggregate principal amount of 7.375% Senior Notes due May 15, 2048. On May 23, 2003, GM issued in a registered offering $425,000,000 in aggregate principal amount of 7.375% Senior Notes due May 23, 2048. The notes issued in these offerings (together, the “May Offerings”) are general unsecured, unsubordinated obligations of GM. GM has used or will use the net proceeds from these offerings for general corporate purposes, including the repayment of existing indebtedness.

On June 26, 2003, GM announced final pricing and related terms for the issuance and sale of debt securities to a global syndicate of underwriters. The offerings by GM and its wholly-owned subsidiary General Motors Nova Scotia Finance Company consist of a total of approximately $13.2 billion in senior notes and debentures, including the Notes, the 20-year Debentures and the 30-year Debentures. GM also granted an overallotment option with respect to its convertible senior debentures for up to $600 million. In particular, the offerings include the following securities, in addition to the Notes, the 20-year Debentures and the 30-year Debentures: $4.0 billion of GM 6.250% convertible senior debentures due 2033, Euro 1.0 billion of GM 7.250% senior notes due July 3, 2013, Euro 1.5 billion of GM 8.375% senior notes due July 5, 2033, Sterling 350 million of GM Nova Scotia 8.375% senior notes due December 7, 2015 and Sterling 250 million of GM Nova Scotia 8.875% senior notes due July 10, 2023. The offerings will close in July.

The offerings of U.S. dollar denominated securities were registered under the Securities Act. The Euro and Sterling denominated securities were offered outside the United States in transactions not registered under the Securities Act, which securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This prospectus supplement does not constitute an offer with respect to any securities other than the Notes, the 20-year Debentures and the 30-year Debentures as described herein.

GMAC Financing Activities

On June 26, 2003, GMAC announced final pricing and related terms for the issuance and sale of debt securities to a global syndicate of underwriters. The offerings by GMAC consist of a total of approximately $4.4 billion in short-term notes and debt. In particular, the offerings include the following securities: $1.0 billion of GMAC 4.5% notes due July 15, 2006, Euro 1.5 billion of GMAC 2-year floating rate notes at Euribor plus 175 basis points due July 5, 2005 and Euro 1.5 billion of GMAC 6.0% notes due July 3, 2008. The offerings will close in July.

The offerings of U.S. dollar denominated securities were registered under the Securities Act. The Euro denominated securities were offered outside the United States in transactions not registered under the Securities Act, which securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This prospectus supplement does not constitute an offer with respect to any securities offered by GMAC.

Ratings Agency Actions

On April 9, 2003, Standard & Poor’s Rating Services (“S&P”) reaffirmed its corporate credit rating (BBB) on GM and revised its outlook on GM and GMAC to negative from stable. The credit rating agency also warned that GM’s rating was under constant review and could be downgraded without notice. GM cannot assure you that S&P’s current rating will remain in effect for any given period of time or that the rating will not be lowered.

On April 22, 2003, Dominion Note Rating Service Limited (“DBRS”) announced that it downgraded its long-term ratings of General Motors group of companies from A to A (low), and changed the trends from negative to stable. Concurrently, DBRS confirmed the commercial paper ratings at R-1 (low) of the (GM) group all with a continuing stable trend.

On June 13, 2003, Moody’s Investors Service, Inc. (“Moody’s”) announced that it had lowered GM’s long-term rating from A3 to Baa1, and also lowered GMAC’s long-term rating from A2 to A3 and its short-term rating from Prime-1 to Prime-2. Concurrently, Moody’s confirmed GM’s existing Prime-2 short-term rating. Moody’s rating outlook remains negative.

On June 19, 2003, Fitch, Inc. (“Fitch”) downgraded its rating of the senior unsecured debt of GM and GMAC from A- to BBB+. Fitch also reaffirmed the corresponding commercial paper ratings at F2. Fitch’s rating outlook remains negative.

Separation of Hughes from GM

On April 9, 2003, we and our wholly-owned subsidiary, Hughes, together with News Corporation, announced the signing of definitive agreements that, subject to GM common stockholder approval, regulatory clearances and certain other conditions, provide for the split-off of Hughes from us and the acquisition by News Corporation of 34% of Hughes. If the transactions are approved by GM common stockholders and the requisite conditions are satisfied, the transactions will be accomplished through the following principal steps:

•	The Hughes Split-Off—GM will distribute one share of Hughes common stock in exchange for and in redemption of each outstanding share of GM Class H common stock. Based on certain assumptions, the shares distributed in the Hughes split-off will constitute approximately 80.2% of the outstanding equity in Hughes. Also, prior to the distribution, Hughes will pay to GM a $275 million special cash dividend.

•	The GM/News Corporation Stock Sale—Simultaneously with the Hughes split-off, GM will sell all of its remaining common stock of Hughes, currently representing approximately 19.8% of the aggregate economic interest in Hughes, to a subsidiary of News Corporation. News Corporation will pay GM $14.00 per share in cash for 80% of such stock. News Corporation will pay GM $14.00 per share, subject to adjustment based on a collar mechanism, for the remaining 20% of such stock with, at the election of News Corporation, cash and/or News Corporation preferred American Depository Shares (“News Corporation Preferred ADSs”).

•	The News Corporation Stock Acquisition—Immediately after the transactions described above, a subsidiary of News Corporation will acquire, based on certain assumptions, approximately 14.2% of additional common stock of Hughes from the former GM Class H stockholders who received shares of Hughes common stock in the Hughes split-off. This stock acquisition by News Corporation will be accomplished by merging an indirect wholly-owned subsidiary of News Corporation into Hughes. In this merger, holders of Hughes common stock immediately prior to the merger will receive cash and/or News Corporation Preferred ADSs, subject to adjustment based on a collar mechanism, in exchange for the Hughes common stock acquired by News Corporation, and will retain, based on certain assumptions, approximately 82.3% of the Hughes common stock they will receive in the Hughes split-off.

Upon completion of the transactions:

•	Hughes will no longer be a subsidiary of GM;

•	Our Class H common stock will be eliminated, and we no longer will have “tracking stock”;

•	Our $1 2/3 par value common stock will remain outstanding and will be our only class of common stock; and

•	News Corporation will indirectly own 34% of the outstanding Hughes common stock, and the former GM Class H common stockholders will own the remaining 66% of the outstanding Hughes common stock.

As a result of the transactions, GM will receive, based on certain assumptions, approximately $3.84 billion in proceeds, comprised of approximately $3.07 billion in cash, with the balance paid in either News Corporation Preferred ADSs and/or cash at News Corporation’s election, subject to adjustment based on a collar mechanism. GM will also receive a $275 million special cash dividend from Hughes. GM anticipates that the transactions will also result in a net reduction of GM’s stockholders’ equity. This net reduction would have been approximately $7.12 billion based on an assumed price of $14.00 per share of GM Class H common stock, the net book value of Hughes as of March 31, 2003, and certain other assumptions.

GM, as the sole stockholder of Hughes, has already approved certain aspects of the transactions. However, other aspects of the transactions require GM common stockholder approval and, accordingly, none of the transactions will be completed unless GM common stockholder approval is obtained. The proposed transactions also are subject to anti-trust clearance and approval by the Federal Communications Commission. In addition, the transactions are contingent upon the receipt of a favorable ruling from the IRS that the separation of Hughes from us will be tax-free to us and our stockholders for U.S. federal income tax purposes. The transactions are currently expected to close in the second half of 2003 or the first half of 2004.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

The following table presents the ratio of our earnings to fixed charges for the periods indicated:

Three Months Ended March 31,		Years Ended December 31,
2003	2002	2002	2001	2000	1999	1998
1.96	1.15	1.24	1.16	1.72	2.13	1.73

We compute the ratio of earnings to fixed charges by dividing earnings before income taxes and fixed charges by the fixed charges. This ratio includes the earnings and fixed charges of us and our consolidated subsidiaries. Fixed charges consist of interest and discount and the portion of rentals for real and personal properties in an amount deemed to be representative of the interest factor.

CONSOLIDATED CAPITALIZATION OF GM

The following table sets forth (i) our actual consolidated capitalization at March 31, 2003, (ii) a pro forma statement of our consolidated capitalization at March 31, 2003 assuming the consummation of the Hughes separation transactions and (iii) a pro forma statement of our consolidated capitalization at March 31, 2003 assuming the consummation of the Hughes separation transactions, as adjusted to give effect to this offering,  the May Offerings and the other offerings described under the captions “Recent Developments—GM Financing Activities” and “Recent Developments—GMAC Financing Activities,” assuming no exercise of any overallotment option (the May Offerings and such other offerings, collectively, the “Other Financings”). The following table should be read in conjunction with our consolidated financial statements (including the notes thereto) in our Annual Report on Form 10-K for the year ended December 31, 2002, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Current Report on Form 8-K filed on  June 6, 2003, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, and with respect to the pro forma financial information regarding GM assuming the consummation of the Hughes separation transactions, GM’s Amendment to Current Report on Form 8-K/A filed on June 19, 2003, all of which are incorporated into this prospectus supplement by reference.

	As of March 31, 2003
	Actual	Hughes Pro Forma	As Adjusted
	(Unaudited) (in millions of U.S. dollars)
Notes and loans payable:
Payable within one year	$68,855	$68,810	$68,810
Payable beyond one year	142,871	137,901	137,901
Notes offered hereby	—	—	1,000
20-year Debentures offered hereby	—	—	1,250
30-year Debentures offered hereby	—	—	3,000
Other Financings	—	—	13,817

Total notes and loans payable	211,726	206,711	225,778
Minority interests	835	271	271
Stockholders’ Equity
GM common stock
GM $1 2/3 par value common stock	934	934	934
GM Class H common stock	111	—	—
Capital surplus (principally additional paid-in-capital)	22,808	14,611	14,611
Retained earnings	11,234	12,356	12,356

Subtotal	35,087	27,901	27,901
Accumulated foreign currency translation adjustments	(2,665)	(2,638)	(2,638)
Net unrealized loss on derivatives	(196)	(193)	(193)
Net unrealized gains on securities	344	347	347
Minimum pension liability adjustment	(23,204)	(23,172)	(23,172)

Total stockholders’ equity	9,366	2,245	2,245

Total Capitalization	$221,927	$209,227	$228,294

Amount Available for the Payment of Dividends:
GM $1 2/3 par value common stock	11,596	26,967	26,967
GM Class H common stock	22,446	—	—

Total	$34,042	$26,967	$26,967

SELECTED CONSOLIDATED FINANCIAL DATA

The following statement of financial data for the two years ended December 31, 2002 and 2001 has been derived from our consolidated financial statements incorporated in this prospectus supplement and the accompanying prospectus, which have been audited by Deloitte & Touche LLP, independent auditors.

The statement of operations for the three-month periods ended March 31, 2003 and 2002 and the balance sheet data as of March 31, 2003 and 2002 have been derived from our unaudited consolidated financial statements which have been incorporated into this document by reference. We do not publish non-consolidated financial statements. We believe that all adjustments necessary for the fair presentation thereof have been made to the unaudited financial data. The results for the interim period ended March 31, 2003 are not necessarily indicative of the results for the full year.

The following table should be read in conjunction with our consolidated financial statements (including the notes thereto) in our Annual Report on Form 10-K for the year ended December 31, 2002, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Current Report on Form 8-K filed on June 6, 2003, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, and with respect to the pro forma financial information regarding GM assuming the consummation of the Hughes separation transactions, GM’s Amendment to Current Report on Form 8-K/A filed on June 19, 2003, all of which are incorporated into this prospectus supplement by reference.

	As of March 31, (Unaudited)		As of December 31,
	2003	2002	2002	2001
	(in millions of U.S. Dollars)
Consolidated Balance Sheet :
ASSETS
Cash and cash equivalents	$26,982	$19,049	$21,449	$18,555
Marketable securities	16,841	13,282	16,825	12,069

Total cash and marketable securities	43,823	32,331	38,274	30,624
Finance receivables—net	141,273	112,686	134,647	109,211
Accounts and notes receivable (less allowances)	16,209	11,091	15,715	10,798
Inventories (less allowances)	10,769	9,802	9,967	10,034
Deferred income taxes	39,000	28,677	39,865	28,239
Equipment on operating leases—(less accumulated depreciation)	36,997	32,378	32,988	36,087
Equity in net assets of nonconsolidated associates	4,990	4,871	5,044	4,950
Property—net	37,681	35,512	37,514	36,440
Intangible assets—net	17,961	16,972	17,954	16,927
Other assets	33,733	40,360	37,028	39,102

Total assets	$382,436	$324,680	$368,996	$322,412

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable (principally trade)	$28,738	$26,456	$27,452	$26,197
Notes and loans payable	211,726	166,470	201,940	166,314
Postretirement benefits other than pensions	38,239	38,586	38,187	38,393
Pensions	22,536	11,113	22,762	10,839
Deferred income taxes	7,342	6,318	7,178	6,690
Accrued expenses and other liabilities	63,654	55,395	63,829	53,526

Total liabilities	372,235	304,338	361,348	301,959
Minority interests	835	766	834	746

	As of March 31, (Unaudited)		As of December 31,
	2003	2002	2002	2001
	(in millions of U.S. Dollars)
Stockholders’ equity
$1 2/3 par value common stock (outstanding, 560,616,422; 560,021,275; 560,447,797 and 558,439,976 shares)	$934	$934	$936	$932
Class H common stock (outstanding, 1,107,517,793; 877,777,148; 958,284,272 and 877,386,595 shares)	111	88	96	88
Capital surplus (principally additional paid-in capital)	22,808	21,589	21,583	21,519
Retained earnings	11,234	9,387	10,031	9,463

Subtotal	35,087	31,998	32,646	32,002
Accumulated foreign currency translation adjustments	(2,665)	(3,014)	(2,784)	(2,919)
Net unrealized loss on derivatives	(196)	(256)	(205)	(307)
Net unrealized gains on securities	344	428	372	512
Minimum pension liability adjustment	(23,204)	(9,580)	(23,215)	(9,581)

Accumulated other comprehensive loss	(25,721)	(12,422)	(25,832)	(12,295)

Total stockholders’ equity	9,366	19,576	6,814	19,707

Total liabilities and stockholders’ equity	$382,436	$324,680	$368,996	$322,412

	Three Months Ended March 31, (Unaudited)		Years Ended December 31,
	2003	2002	2002	2001
	(in millions of U.S. Dollars)
Income Statement Data:
Total net sales and revenues	$49,365	$46,214	$186,763	$177,260

Cost of sales and other expenses	39,383	38,401	153,344	144,093
Selling, general, and administrative expenses	5,706	5,601	23,624	23,302
Interest expense	2,128	1,858	7,715	8,347

Total costs and expenses	47,217	45,860	184,683	175,742
Income from continuing operations before income taxes and minority interests	2,148	354	2,080	1,518
Income tax expense	656	125	533	768
Equity income/(loss) and minority interests	(9)	(1)	189	(149)

Net income	$1,483	$228	$1,736	$601

USE OF PROCEEDS

The net proceeds of the offering will be approximately $5,155,850,000. The offering of the Notes, the 20-year Debentures and the 30-year Debentures and the other offerings by GM described above at “Recent Developments—GM Financing Activities” are part of an overall effort to accelerate improvements in GM’s balance sheet and financial flexibility. GM currently expects that substantially all of the proceeds of these offerings will be used over time to partially fund GM’s U.S. pension funds and other retiree benefit obligations, although no determination has yet been made as to the amount of proceeds that would be used for such purposes and the allocation of any contribution of proceeds among its various retiree benefit programs. GM expects to make significant cash contributions to these funds by late 2003. To the extent the proceeds are not used for such purposes they will be used for general corporate purposes.

DESCRIPTION OF THE OFFERED SECURITIES

General

The following description of the particular terms of the Offered Securities supplements and, to the extent that the terms are inconsistent, replaces the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus.

The Notes offered hereby will be issued in an initial aggregate principal amount of $1,000,000,000, the 20-year Debentures offered hereby will be issued in an initial aggregate principal amount of $1,250,000,000 and the 30-year Debentures offered hereby will be issued in an initial aggregate principal amount of $3,000,000,000. The Offered Securities will be issued pursuant to an Indenture dated as of December 7, 1995, between us and Citibank, N.A., as trustee (the “Trustee”), which is more fully described in the accompanying prospectus. The Offered Securities have been authorized and approved by our Board of Directors. The Indenture is more fully described in the accompanying prospectus.

The Indenture and the Offered Securities are governed by, and construed in accordance with, the laws of the State of New York, United States.

The Offered Securities will be unsecured obligations of GM and will rank equally with all other current and future unsecured and unsubordinated indebtedness of GM. The Notes will mature on July 15, 2013, the 20-year Debentures will mature on July 15, 2023 and the 30-year Debentures will mature on July 15, 2033. Interest on the Notes will accrue at a rate of 7.125% per annum, interest on the 20-year Debentures will accrue at a rate of 8.250% per annum and interest on the 30-year Debentures will accrue at a rate of 8.375% per annum. The Offered Securities will bear interest, calculated on the basis of a 360-day year consisting of twelve 30 day months, from July 3, 2003, payable on January 15 and July 15 of each year, the first payment to be made on January 15, 2004, to the person in whose name the Offered Securities are registered at the close of business on the preceding December 31 and June 30.

If any January 15th or July 15th fall on a day that is not a Business Day, then payment of interest will be made on the next succeeding Business Day with the same force and effect as if made on such date.

The Offered Securities will be issued in book-entry form only through the facilities of The Depository Trust Company, including for the accounts of Euroclear Bank S.A./N.V. and Clearstream Banking S.A. See “Forms of Securities” below.

Further Issues

We may from time to time, without notice to or the consent of the registered holders of the Notes, the 20-year Debentures or the 30-year Debentures, create and issue further Offered Securities ranking pari passu with the Notes, the 20-year Debentures or the 30-year Debentures in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further Offered Securities or except for the first payment of interest following the issue date of such further Offered Securities) and so that any such further Notes, 20-year Debentures or 30-year Debentures may be consolidated and form a single series with the Notes, the 20-year Debentures or the 30-year Debentures, as the case may be, and have the same term as to status, redemption or otherwise as the Notes, the 20-year Debentures or the 30-year Debentures.

Optional Redemption

The Notes, the 20-year Debentures and the 30-year Debentures, as the case may be, will be redeemable in whole or in part at any time and from time to time, at our option, at a redemption price equal to the greater of:

•	100% of the principal amount of the Notes, the 20-year Debentures or the 30-year Debentures to be redeemed; or

•	the sum of the present values of the remaining scheduled payments of principal and interest on the Notes, the 20-year Debentures or the 30-year Debentures to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 50 basis points, in the case of each of the Notes, the 20-year Debentures and the 30-year Debentures.

plus in each case, accrued and unpaid interest on the principal of such Notes, 20-year Debentures or 30-year Debentures being redeemed to the date of redemption.

We will mail notice of any redemption at least 30 days, but not more than 60 days, before the date of the redemption to each holder of notes to be redeemed.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term (“Remaining Life”) of the Notes, the 20-year Debentures or the 30-year Debentures to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes, the 20-year Debentures or 30-year Debentures.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Trustee in consultation with us.

“Reference Treasury Dealer” means each of Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. and their respective successors and three other firms which we specify from time to time, that are primary U.S. Government securities dealers in the City of New York (each a “Primary Treasury Dealer”) provided, however, that if any of them ceases to be a Primary Treasury Dealer, we will substitute another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Redemption for Tax Reasons

If, as a result of:

•	any change in or amendment to the laws (including any regulations or rulings promulgated thereunder) of the United States or any political subdivision thereof or therein affecting taxation, including any official proposal for such a change in or amendment to such laws, which becomes effective after the date of this Prospectus Supplement or which proposal is made after such date,

•

any change in the official application or interpretation of such laws, including any official proposal for such a change, amendment or change in the application or interpretation of such laws, which change, amendment, application or interpretation is announced or becomes effective after the date of this prospectus supplement or which proposal is made after such date,

•	any action taken by any taxing authority of the United States which action is taken or becomes generally known after the date of this Prospectus Supplement, or any commencement of a proceeding in a court of competent jurisdiction in the United States after such date, whether or not such action was taken or such proceeding was brought with respect to GM, there is, in such case, in the written opinion of independent legal counsel of recognized standing to GM, a material increase in the probability that GM has or may become obligated to pay Additional Amounts (as described below under “Payment of Additional Amounts”), and GM in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it (not including assignment of the Notes, the 20-year Debentures or the 30-year Debentures) the Notes, the 20-year Debentures or the 30-year Debentures, as the case may be, may be redeemed, as a whole but not in part, at GM’s option at any time thereafter, upon notice to the Trustee and the holders of the Notes, the 20-year Debentures or the 30-year Debentures, as the case may be, in accordance with the provisions of the Indenture and the Offered Securities at a redemption price equal to 100% of the principal amount of the Notes, the 20-year Debentures or the 30-year Debentures, as the case may be, to be redeemed, together with accrued and unpaid interest thereon to the date fixed for redemption.

Payment of Additional Amounts

We will pay to the holder of any Offered Security, who is a non-U.S. Holder (as defined below), such additional amounts as may be necessary in order that every net payment in respect of the principal, premium, if any or interest on such Offered Security, after deduction or withholding by GM or any paying agent for or on account of any present or future tax, assessment or governmental charge imposed upon or as a result of such payment by the United States or any political subdivision or taxing authority thereof or therein, will not be less than the amount provided for in such Offered Security to be then due and payable before any such deduction or withholding for or on account of any such tax, assessment or governmental charge. The foregoing obligation to pay such additional amounts shall not apply to:

(a) any tax, assessment or other governmental charge which would not have been so imposed but for:

•	the existence of any present or former connection between such holder (or a fiduciary, settlor, beneficiary, member or shareholder of, or holder of a power over, such holder, if such holder is an estate, trust, partnership or corporation) and the United States, including, without limitation, such holder (or such fiduciary, settlor, beneficiary, member, shareholder of, or holder of a power) being or having been a citizen or resident or treated as a resident thereof or being or having been engaged in a trade or business therein or being or having been present therein or having or having had a permanent establishment therein, or

•	such holder’s present or former status as a personal holding company or foreign personal holding company or controlled foreign corporation for United States federal income tax purposes or corporation which accumulates earnings to avoid United States federal income tax;

(b) any tax, assessment or other governmental charge which would not have been so imposed but for the presentation by the holder of such Offered Security for payment on a date more than 10 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

(c) any estate, inheritance, gift, sales, transfer, personal property or excise tax or any similar tax, assessment or governmental charge;

(d) any tax, assessment or other governmental charge which is payable otherwise than by withholding from payments in respect of principal of, or interest on, any Offered Security;

(e) any tax, assessment or other governmental charge imposed on interest received by a holder or beneficial owner of an Offered Security who actually or constructively owns 10% or more of the total combined voting power of all classes of stock of GM entitled to vote within the meaning of Section 871(h)(3) of the United States Internal Revenue Code of 1986, as amended;

(f) any tax, assessment or other governmental charge imposed as a result of the failure to comply with:

•	certification, information, documentation, reporting or other similar requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of the Offered Security, if such compliance is required by statute, or by regulation of the United States Treasury Department, as a precondition to relief or exemption from such tax, assessment or other governmental charge (including backup withholding) or

•	any other certification, information, documentation, reporting or other similar requirements under United States income tax laws or regulations that would establish entitlement to otherwise applicable relief or exemption from such tax, assessment or other governmental charge;

(g) any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of the principal of, or interest on, any Offered Security, if such payment can be made without such withholding by at least one other paying agent;

(h) any Offered Security where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN (European Union’s Economic and Finance Ministers) Counsel meeting of 26-27 November 2000, or any law implementing or complying with, or introduced in order to conform to, such Directive, or;

(i) any combination of items (a), (b), (c), (d), (e), (f), (g), or (h);

nor will such additional amounts be paid to any holder who is a fiduciary or partnership or other than the sole beneficial owner of the Offered Security to the extent a settlor or beneficiary with respect to such fiduciary or a member of such partnership or a beneficial owner of the Offered Security would not have been entitled to payment of such additional amounts had such beneficiary, settlor, member or beneficial owner been the holder of the Offered Security.

The Offered Securities are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable thereto. Except as specifically provided under this heading “Payment of Additional Amounts” and under the heading “Description of the Offered Securities—Redemption for Tax Reasons”, GM shall not be required to make any payment with respect to any tax, assessment or governmental charge imposed by any government or a political subdivision or taxing authority thereof or therein.

As used under this heading “Payment of Additional Amounts” and under the heading “Description of the Offered Securities—Redemption for Tax Reasons”, the term “United States” means the United States of America (including the States and the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction; and the term “Non-United States Holder” means a person that is for United States federal income tax purposes, (i) a nonresident alien individual, (ii) a foreign corporation, (iii) a nonresident alien fiduciary of a foreign estate or trust or (iv) a foreign partnership one or more of the members of which is, for United States federal income tax purposes, a nonresident alien individual, a foreign corporation or a nonresident alien fiduciary of a foreign estate or trust.

Selection and Notice

We will mail notices of redemption by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption to each registered holder of the Notes, 20-year Debentures or 30-year Debentures to be redeemed at its registered address. If we redeem less than all of the Notes, 20-year Debentures or 30-year Debentures at any time, the Trustee will select the Offered Securities to be redeemed on a pro rata basis, by lot or by such other method directed by us. The Trustee will make that selection not more than 45 days before the redemption date. As long as the rules of the Luxembourg Stock Exchange so require, the notice of redemption will also be published in a daily newspaper of wide circulation, which is expected to be the Luxemburger Wort.

Concerning the Trustee

Pursuant to the Indenture, the Trustee will be designated by GM as the initial paying agent, transfer agent and registrar for the Offered Securities. The Corporate Trust Office of the Trustee is currently located at 111 Wall Street, New York, N.Y. 10005, U.S.A. Attention: Citibank Agency & Trust.

The Indenture provides that the Trustee, prior to the occurrence of an event of default or, if any events of default have occurred, after they have been cured, undertakes to perform such duties and only such duties as are specifically set forth in the Indenture. If an event of default has occurred (which has not been cured), the Trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it by the Indenture as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. The Indenture also provides that the Trustee or any agent of GM or the Trustee, in their individual or any other capacity, may become the owner or pledgee of Offered Securities with the same rights it would have if it were not the Trustee; provided, however, that all moneys received by the Trustee or any paying agent shall, until used or applied as provided in the Indenture, be held in trust thereunder for the purposes for which they were received and need not be segregated from other funds except to the extent required by law.

Governing Law and Consent to Jurisdiction

The Indenture and the Offered Securities are governed by and will be construed in accordance with the laws of the State of New York. Any claims or proceedings in respect of the Indenture or the Offered Securities shall be brought and resolved in a federal or state court located in the State of New York.

Forms of Securities

The Offered Securities will be issued in the form of fully registered global securities (in each case, a “Global Security”) which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (“DTC”) and registered in the name of Cede & Co., as nominee of DTC. Beneficial interests in a Global Security will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants of DTC. Investors may elect to hold interests in the Global Securities through either DTC or through Clearstream Banking S.A., formerly Cedelbank (“Clearstream”), or through Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”). Investors may hold their interests in the Global Securities directly if they are participants of such systems, or indirectly through organizations that are participants in these systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold these interests in customers’ securities accounts in the depositaries’ names on the books of DTC. Citibank, N.A. will act as depositary for Clearstream and JPMorgan Chase Bank will act as depositary for Euroclear. Citibank and JPMorgan Chase Bank are referred to in these capacities as the “U.S. Depositaries.” Except as set forth below, the Global Securities may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. GM will not issue certificates to you for the Offered Securities that you purchase, unless DTC’s services are discontinued as described below. Accordingly, you must rely on the procedures of DTC and its participants to exercise any rights under the Offered Securities.

DTC

DTC has advised us that it is a limited-purpose trust company which was created to hold securities for its participating organizations and to facilitate the clearance and settlement of securities transactions between participants in such securities through electronic book-entry changes in accounts of its participants. Participants include:

•	securities brokers and dealers, including the underwriters named in this prospectus supplement;

•	banks and trust companies;

•	clearing corporations; and

•	certain other organizations.

Access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by DTC only through participants or indirect participants.

DTC advises that pursuant to procedures established by it:

•	upon issuance of a Global Security, DTC will credit the account of participants designated by any dealers, underwriters or agents participating in the distribution of the securities with the respective principal or face amounts of securities beneficially owned by such participants; and

•	ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants (with respect to the owners of beneficial interests in the Global Security).

The laws of some states require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to own, transfer or pledge beneficial interests in a Global Security is limited to such extent.

As long as DTC’s nominee is the registered owner of a Global Security, such nominee for all purposes will be considered the sole owner or holder of the securities represented by the Global Security. Except as provided below, you will not:

•	be entitled to have any of the securities registered in your name;

•	receive or be entitled to receive physical delivery of the securities in definitive form; or

•	be considered the owners or holders of the Offered Securities under the Indenture.

Principal and interest payments on Offered Securities represented by a Global Security will be made to DTC or its nominee, as the case may be, as the registered owner of the Global Security. Neither we, the Trustee, paying agent or any other agent for payment on or registration of transfer or exchange of any Global Security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in Global Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

If DTC is at any time unwilling or unable to continue as depositary and we have not appointed a successor depositary within 90 days, we will issue securities in definitive form in exchange for the Global Securities. In addition, we may at any time determine not to have the securities represented by Global Securities and, in such event, will issue securities in definitive form in exchange for the Global Securities. In either instance, an owner of a beneficial interest in a Global Security will be entitled to have securities equal in principal amount to the beneficial interest registered in its name and will be entitled to physical delivery of the securities in definitive form. No service charge will be made for any transfer or exchange of the securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

If we issue securities in definitive form in exchange for Global Securities as described in the preceding paragraph, we will make payments on such securities as follows. We will pay interest that is due on an interest payment date by check mailed on the interest payment date to the holder at his or her address shown on the Trustee’s records as of the close of business on the record date. We will make all other payments at the office of the Trustee or the paying agent described below, against surrender of the debt security.

Alternatively, if a security in definitive form has a face amount of at least $1,000,000 and the holder asks us to do so, we will pay any amount that becomes due on the security in definitive form by wire transfer of immediately available funds to an account at a bank in New York City, on the due date. To request wire payment, the holder must give the paying agent appropriate transfer instructions at least five business days before the requested wire payment is due. In the case of any interest payment due on an interest payment date, the instructions must be given by the person who is the holder on the relevant regular record date. In the case of payment of principal on the securities in definitive form and any other payment, payment will be made only after the debt security is surrendered to the Trustee or the paying agent. Any wire instructions, once properly given, will remain in effect unless and until new instructions are given in the manner above.

In the event definitive Offered Securities are issued, we will appoint a paying agent and transfer agent in Luxembourg (the “Luxembourg Paying and Transfer Agent”). Holders of definitive Offered Securities will be able to receive payments and effect transfers at the offices of the Luxembourg Paying and Transfer Agent. Notice of such appointment will be published in a daily newspaper of wide circulation, which is expected to be the Luxemburger Wort.

Book-entry and other indirect holders should consult their banks or brokers for information on how they will receive payments on their debt securities.

Clearstream

Clearstream is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic securities markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant either directly or indirectly.

Distributions with respect to Offered Securities held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream.

Euroclear

Euroclear was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear performs various other services, including securities lending and borrowing and interacts with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”) under contract with Euroclear plc, a U.K. corporation. All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and

Euroclear cash accounts are accounts with the Euroclear Operator, not Euroclear plc. Euroclear plc establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks, including central banks, securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

The Euroclear Operator is a Belgian bank. As such, it is regulated by the Belgian Banking and Finance Commission.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

Distributions with respect to Offered Securities held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear.

Euroclear has further advised GM that investors that acquire, hold and transfer interests in the Offered Securities by book-entry through accounts with the Euroclear Operator or any other securities intermediary are subject to the laws and contractual provisions governing their relationship with their intermediary, as well as the laws and contractual provisions governing the relationship between such an intermediary and each other intermediary, if any, standing between themselves and the global securities certificates.

Global Clearance and Settlement Procedures

Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules. Secondary market trading between Clearstream Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds.

Cross market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream Participants or Euroclear Participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving Offered Securities through DTC, and making or receiving payment in accordance with normal procedures for same day funds settlement applicable to DTC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.

Because of time zone differences, credits of Offered Securities received through Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such Offered Securities settled during such processing will be reported to the relevant Euroclear Participants or Clearstream Participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of Offered

Securities by or through a Clearstream Participant or a Euroclear Participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Offered Securities among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be modified or discontinued at any time. Neither GM, the Trustee nor the paying agent will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective direct or indirect participants of their obligations under the rules and procedures governing their operations.

U.S. TAX CONSIDERATIONS

The following summary describes the material U.S. federal income and certain estate tax consequences of ownership and disposition of the Offered Securities to an initial investor purchasing an Offered Security at its “issue price” (that is, the first price at which a substantial amount of the Offered Securities is sold for money to the public (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers)). This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative pronouncements, judicial decisions and existing and proposed Treasury regulations, and interpretations of the foregoing, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein, possibly with retroactive effect. This summary discusses only Offered Securities held by initial purchasers as capital assets within the meaning of Section 1221 of the Code. It does not discuss all of the tax consequences that may be relevant to holders in light of their particular circumstances, and does not describe tax consequences of ownership or disposition of Offered Securities by holders that are subject to special rules, such as certain financial institutions, insurance companies, dealers in securities, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons holding Offered Securities in connection with a hedging transaction, “straddle,” conversion transaction or other integrated transaction, persons subject to the alternative minimum tax, or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar, or persons who have ceased to be U.S. citizens or to be taxed as resident aliens.

Prospective investors should consult their tax advisers with regard to the application of U.S. federal tax laws to their particular situations, as well as any tax consequences of ownership or disposition of Offered Securities under the laws of any state, local or foreign taxing jurisdiction.

U.S. Holders

“U.S. Holder” means a beneficial owner of an Offered Security that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or any political subdivision thereof, or other entity that is treated as a domestic corporation for U.S. federal income tax purposes, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust.

Interest

Stated interest on an Offered Security will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received, in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes.

Sale, Exchange or Retirement

Upon the sale, exchange or retirement of an Offered Security, a U.S. Holder will recognize taxable gain or loss equal to the difference between the U.S. Holder’s adjusted tax basis in the Offered Security and the amount realized on the sale, exchange or retirement. For these purposes, the amount realized does not include unpaid interest that has accrued to the date of sale but has not previously been included in income. Such amounts are treated as interest as described under “Payment of Interest” above. A U.S. Holder’s adjusted tax basis in an Offered Security will generally equal the cost of the Offered Security to the U.S. Holder. Gain or loss realized on the sale, exchange or retirement of an Offered Security will be capital gain or loss. Prospective investors should consult their tax advisers regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates and have held their Offered Securities for more than one year) and losses (the deductibility of which is subject to limitations).

Non-U.S. Holders

“Non-U.S. Holder” means a beneficial owner of an Offered Security that is, for U.S. federal income tax purposes, (i) a nonresident alien individual, (ii) a foreign corporation or (iii) a nonresident alien fiduciary of a foreign estate or trust.

“Non-U.S. Holder” does not include a beneficial owner of an Offered Security who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident for U.S. federal income tax purposes. Such owner is urged to consult his or her own tax adviser regarding the U.S. federal tax consequences of the sale, exchange or other disposition of an Offered Security.

Under present U.S. federal tax law, and subject to the discussion below concerning backup withholding:

(a) Payments of principal, interest and premium on the Offered Securities to any Non-U.S. Holder will be exempt from the 30% U.S. federal withholding tax, provided that in the case of interest, the Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of GM stock entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to GM through stock ownership, and is not a bank receiving certain types of interest. Interest will not, however, be exempt from withholding tax unless the beneficial owner of the Offered Security certifies, generally on Internal Revenue Service (“IRS”) Form W-8BEN or, if income from the Offered Security is effectively connected to the Non-U.S. Holder’s conduct of a U.S. trade or business, Form W-8ECI, under penalties of perjury that it is not a U.S. person. Prospective investors, including foreign partnerships and their partners, should consult their tax advisers regarding possible additional reporting requirements;

(b) a Non-U.S. Holder of an Offered Security will not be subject to U.S. federal income tax on gain realized on the sale, exchange or other disposition of the Offered Security, unless the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S.; and

(c) a Non-U.S. Holder who is an individual and who is not, for U.S. federal estate tax purposes, a resident or citizen of the United States. at the time of death generally will not be subject to U.S. federal estate tax in respect of an investment in Offered Securities as a result of the individual’s death, provided that the individual does not own, actually or constructively, 10% or more of the total combined voting power of all classes of GM stock entitled to vote and, at the time of the individual’s death, payments with respect to the Offered Security would not have been subject to U.S. federal withholding tax and would not have been effectively connected to the conduct by the individual of a trade or business in the United States.

Additional Amounts paid pursuant to the obligations described under “Description of the Offered Securities—Payment of Additional Amounts” would be treated as ordinary interest income.

If a Non-U.S. Holder of an Offered Security is engaged in a trade or business in the United States, and if interest on the Offered Security (or gain realized on its sale, exchange or other disposition) is effectively connected with the conduct of the trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs upon proper certification of exempt status, will be subject to regular U.S. income tax on the effectively connected income, generally in the same manner as if it were a U.S. Holder. See “U.S. Holders” above. In addition, if the Non-U.S. Holder is a foreign corporation, it may be subject to a 30% branch profits tax (unless reduced or eliminated by an applicable treaty) on its earnings and profits for the taxable year that are attributable to the effectively connected income, subject to certain adjustments.

Backup Withholding and Information Reporting

U.S. Holders

Information reporting requirements apply to payments of interest on an Offered Security, and to proceeds of disposition of an Offered Security. A U.S. Holder will be subject to backup withholding tax (at rates specified from time to time in the Code) if the U.S. Holder fails to provide the payer with correct taxpayer identification numbers and other information or fails to comply with certain other requirements. GM, its paying agent, or a broker, as the case may be, will be required to withhold the required amount from any payment that is subject to backup withholding unless the holder furnishes the payer with its taxpayer identification number in the manner prescribed in applicable Treasury regulations (generally on an IRS Form W-9) and certain other conditions are met.

Non-U.S. Holders

Information returns will be filed with the IRS in connection with payments on the Offered Securities. Backup withholding will not apply to payments of interest made on an Offered Security or to proceeds from a sale or other disposition of an Offered Security if the certifications required to claim the exemption from withholding tax on interest described above are received, provided that GM or its paying agent, as the case may be, does not have actual knowledge that the beneficial owner of a payment is a U.S. person.

Holders of Offered Securities should consult their tax advisers regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom and the procedure for obtaining such an exemption, if available. Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

UNDERWRITING

Subject to the terms and conditions, set forth in an underwriting agreement dated June 26, 2003 (the “Underwriting Agreement”), we have agreed to sell to each of the underwriters named below, and each of the underwriters, for whom Morgan Stanley & Co. Incorporated, Merrill Lynch International, Citigroup Global Markets Inc., Banc of America Securities LLC, Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are acting as representatives (the “Representatives”), has severally agreed to purchase the principal amount of the Notes, the 20-year Debentures and the 30-year Debentures set forth opposite its name below.

Underwriter	Principal Amount of Notes	Principal Amount of 20-year Debentures	Principal Amount of 30-year Debentures
Morgan Stanley & Co. Incorporated	$200,000,000	$250,000,000	$600,000,000
Merrill Lynch International	200,000,000	250,000,000	600,000,000
Citigroup Global Markets Inc.	200,000,000	250,000,000	600,000,000
Banc of America Securities LLC	100,000,000	125,000,000	300,000,000
Goldman, Sachs & Co.	100,000,000	125,000,000	300,000,000
J.P. Morgan Securities Inc.	100,000,000	125,000,000	300,000,000
Banc One Capital Markets, Inc.	10,000,000	12,500,000	30,000,000
BNP Paribas Securities Corp.	10,000,000	12,500,000	30,000,000
Credit Suisse First Boston LLC	10,000,000	12,500,000	30,000,000
Deutsche Bank Securities Inc.	10,000,000	12,500,000	30,000,000
SG Cowen Securities Corporation	10,000,000	12,500,000	30,000,000
UBS Securities LLC	10,000,000	12,500,000	30,000,000
Bear, Stearns & Co. Inc.	4,000,000	5,000,000	12,000,000
BMO Nesbitt Burns Corp.	4,000,000	5,000,000	12,000,000
CIBC World Markets Corp.	4,000,000	5,000,000	12,000,000
Lehman Brothers Inc.	4,000,000	5,000,000	12,000,000
RBC Dominion Securities Incorporated	4,000,000	5,000,000	12,000,000
Scotia Capital (USA) Inc.	4,000,000	5,000,000	12,000,000
Standard Chartered Bank Singapore Branch	4,000,000	5,000,000	12,000,000
TD Securities (USA) Inc.	4,000,000	5,000,000	12,000,000
Tokyo-Mitsubishi International plc	4,000,000	5,000,000	12,000,000
WestLB AG	4,000,000	5,000,000	12,000,000

Total	$1,000,000,000	$1,250,000,000	$3,000,000,000

The Representatives have agreed to reimburse us for the expenses incurred in connection with this offering and the Other Financings, other than the May Offerings.

The Representatives of the underwriters have advised us that the underwriters propose initially to offer the Offered Securities to the public at the offering prices set forth on the cover page of this prospectus supplement and to certain securities dealers at such prices less a concession of 0.325% of the principal amount of the Notes and 0.450% of the principal amount of each of the 20-year Debentures and the 30-year Debentures. The underwriters may allow, and such dealers may reallow, a concession not in excess of 0.250% of the principal amount of each of the Notes, the 20-year Debentures and the 30-year Debentures to certain brokers and dealers. After the initial public offering, the public offering price and concession may be changed. In the Underwriting Agreement, the several underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Notes, 20-year Debentures or 30-year Debentures, as the case may be, offered hereby if any of the Notes, 20-year Debentures or 30-year Debentures, as the case may be, are purchased. The offerings of the Notes, 20-year Debentures and the 30-year Debentures are independent offerings and are not conditioned upon one another.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The Offered Securities are a new issue of securities with no established trading market. The underwriters have advised us that the underwriters intend to make a market in the Offered Securities but are not obligated to do so and may discontinue market making at any time without notice. Neither we nor the underwriters can assure you that the trading market for the Offered Securities will be liquid.

The Offered Securities are offered for sale in those jurisdictions in the United States, Europe, Asia and Canada where it is legal to make such offers.

Each underwriter has represented and agreed that it will comply with all applicable laws and regulations in force in any jurisdiction in or from which it purchases, offers, sells or delivers any Offered Securities or any interest therein or has in its possession or distributes this prospectus supplement or the accompanying prospectus or any other offering material and will obtain any consent, approval or permission required for the purchase, offer, sale or delivery by it of any Offered Securities under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and neither GM nor any other underwriter shall have responsibility therefor.

Each Underwriter has agreed that:

•	it has not offered or sold, and will not offer or sell prior to the expiry of the period of six months from the closing date, any Offered Securities to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments, as principal or agent, for the purposes of their businesses or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended);

•	it has complied and will comply with all the applicable provisions of the Financial Services and Markets Act 2000, or FSMA, of Great Britain with respect to anything done by it in relation to the Offered Securities in, from or otherwise involving the United Kingdom;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Offered Securities or any investments representing the Offered Securities (including without limitation the registration statement registering the Offered Securities, the accompanying prospectus and this prospectus supplement) in circumstances in which Section 21(1) of the FSMA does not apply to it;

•	it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Offered Securities other than (i) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent) or (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong; and it has not issued and will not issue any advertisement, invitation or document relating to the Offered Securities whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the Securities Laws of Hong Kong) other than with respect to Offered Securities intended to be disposed of to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

•	it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in the Netherlands any Offered Securities other than (i) to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, investment undertakings, pension funds, other institutional investors and finance companies and treasury departments of large enterprises) or (ii) in circumstances where one of the exceptions to or exemptions from the prohibition contained in article 3(1) of the Securities Transactions Supervision Act 1995 (“Wet toezicht effectenverkeer 1995”) applies.

•	it has not offered or sold, and will not offer or sell, directly or indirectly, any of the Offered Securities in Japan or to any resident of Japan or to any persons for reoffering or resale, directly or indirectly, in Japan or to any resident of Japan, except (x) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan available thereunder and (y) in compliance with the other relevant requirements of Japanese law.

•	with respect to any other jurisdiction outside of the United States, it has not offered or sold and will not offer or sell any of the Offered Securities in any jurisdiction, except under circumstances that resulted in or will result in compliance with the applicable rules and regulations of such jurisdiction.

This prospectus supplement has not been and will not be registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each of the Underwriters has severally represented and agreed that the Offered Securities will not be offered or sold or be made the subject of an invitation for subscription or purchase, nor will this prospectus supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Offered Securities be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, chapter 289 of Singapore (the “Securities and Futures Act”), (b) to a sophisticated investor, and in accordance with the conditions specified, in Section 275 of the Securities and Futures Act or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Although application has been made to list the Offered Securities on the Luxembourg Stock Exchange, the Offered Securities are a new issue of securities with no established trading market. No assurance can be given as to the liquidity of, or the trading markets for, the Offered Securities. We have been advised by the underwriters that they intend to make a market in the Offered Securities, but they are not obligated to do so and may discontinue such market-making at any time without notice.

In connection with the sale of the Offered Securities, certain of the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Offered Securities. Specifically, the underwriters may overallot the offering, creating a short position. In addition, the underwriters may bid for and purchase the Offered Securities in the open market to cover short positions or to stabilize the price of the Offered Securities. Any of these activities may stabilize or maintain the market price of the Offered Securities above independent market levels. The underwriters will not be required to engage in these activities, and may end any of these activities at any time.

Purchasers of the Offered Securities may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page of this prospectus supplement.

E. Stanley O’Neal, a director of Merrill Lynch & Co. Inc., of which Merrill Lynch, Pierce, Fenner & Smith Incorporated is a direct wholly-owned subsidiary, is a director of GM. John H. Bryan, a director of our company, is also a director of Goldman, Sachs & Co., and a director of Bank One Corporation, an affiliate of Banc One Capital Markets, Inc. Citibank N.A., an affiliate of Citigroup Global Markets Inc., acts as trustee under the indenture. In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and will in the future engage, in commercial banking and investment banking transactions with GM and certain of our affiliates for which they have received customary fees and expenses.

We will deliver the Notes, the 20-year Debentures and the 30-year Debentures to the underwriters at the closing of this offering when the underwriters pay us the purchase price of the Notes, the 20-year Debentures and the 30-year Debentures. The underwriting agreement provides that the closing will occur on July 3, 2003. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise.

LEGAL OPINIONS

The validity of the Offered Securities will be passed on for GM by Warren G. Andersen, Esq., Assistant General Counsel of GM, and for the underwriters by Davis Polk & Wardwell. Mr. Andersen owns shares, and has options to purchase shares, of General Motors Corporation common stock, $1 2/3 par value and owns shares of General Motors Corporation Class H common stock, $0.10 par value.

Davis Polk & Wardwell acts as counsel to the Executive Compensation Committee of our Board of Directors and has acted as our counsel and as counsel for certain of our subsidiaries in various matters.

EXPERTS

The consolidated financial statements and related financial statement schedule incorporated by reference into this prospectus supplement and the accompanying prospectus from General Motors’ Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference (which reports express unqualified opinions and include explanatory paragraphs relating to the change in method of accounting to conform to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

GENERAL

GM was established as a limited liability corporation on October 13, 1916. GM’s registered office is located at 1209 Orange Street, City of Wilmington, Count of New Castle, State of Delaware, United States of America. GM’s principal executive offices are located at 300 Renaissance Center, Detroit, Michigan, 48265-3000, United States of America.

Application has been made to list the Offered Securities on the Luxembourg Stock Exchange. In connection with the listing application, the Certificate of Incorporation and the By-Laws of GM and a legal notice relating to the issuance of the Offered Securities have been deposited prior to listing with the Registre De Commerce Des Sociétés De Luxembourg, where copies thereof may be obtained upon request. Copies of the above documents together with this prospectus supplement, the accompanying prospectus, the Indenture and GM’s Annual Report on Form 10-K for the year ended December 31, 2002 as well as all Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed since December 31, 2002, so long as any of the Offered Securities are outstanding, will be made available for inspection at the main office of Banque Generale du Luxembourg S.A. Banque Generale du Luxembourg S.A. will act as intermediary between the Luxembourg Stock Exchange and GM and the holders of the Offered Securities. In addition, copies of the Annual Reports, Quarterly Reports and Current Reports of GM may be obtained free of charge at such office. Furthermore, information described in the accompanying prospectus “Where You Can Find More Information” on page 1, will be available for inspection and may be copied free of charge at the main office of Banque Generale de Luxembourg S.A.

Except as may be disclosed herein (including the documents incorporated by reference), there has been no material adverse change in the financial or trading position of GM since March 31, 2003 to the date of this prospectus supplement.

Except as may be disclosed in the documents incorporated by reference, GM is not a party to any legal or arbitration proceedings (including any that are pending or threatened) which may have or have had during the previous 12 months a significant effect on GM’s consolidated financial position.

The Offered Securities have been accepted for clearance through Euroclear and Clearstream and have been assigned codes as follows:

	Notes	20-year Debentures	30-year Debentures
Common Code	17198041	17199633	17198220
International Security Identification Number (ISIN)	US370442 BS 34	US370442 BW 46	US370442 BT 17
CUSIP No.	370442 BS 3	370442 BW 4	370442 BT 1

PRINCIPAL EXECUTIVE OFFICES OF GM

300 Renaissance Center

Detroit, Michigan 48265-3000

United States

LEGAL AND TAX ADVISORS

TO GM

(As to United States Law)	(As to United States Law)	(As to United States Tax Law)
Warren G. Andersen, Esq.	Jenner & Block, LLC	Anne Buscaglia, Esq.
300 Renaissance Center	One IBM Plaza	767 Fifth Avenue, 15th Floor
Detroit, Michigan 48265	Chicago, Illinois 60611	New York, NY 10153
United States	United States	United States

AUDITORS

Independent Auditors  of GM

Deloitte & Touche LLP

600 Renaissance Center

Detroit, Michigan 48243-1274

United States

LEGAL ADVISORS TO THE UNDERWRITERS

(As to United States Law)

Davis Polk & Wardwell

450 Lexington Avenue

New York, New York 10017

United States

LISTING AGENT

Banque Generale du Luxembourg S.A.

50 Avenue J. F. Kennedy

L-2951 Luxembourg

TRUSTEE

Citibank

Global Agency & Trust Services

111 Wall Street, Fifth Floor

New York, New York 10043

United States

PAYING AND TRANSFER AGENT IN LUXEMBOURG

Banque Generale du Luxembourg S.A.

50 Avenue J. F. Kennedy

L-2951 Luxembourg

PROSPECTUS

$10,000,000,000

GENERAL MOTORS CORPORATION

Debt Securities

Common Stock (par value $1 2/3)

Class H Common Stock (par value $0.10)

Preference Stock (par value $0.10)

Preferred Stock (without par value)

Purchase Contracts

Depositary Shares

Warrants

Units

We may offer from time to time debt securities, $1 2/3 par value common stock, Class H common stock, preference stock, preferred stock, purchase contracts, depositary shares, warrants or units. The aggregate initial offering price of all securities sold by us under this prospectus will not exceed $10,000,000,000. We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

Our $1 2/3 par value common stock is listed in the United States on the New York Stock Exchange, the Chicago Stock Exchange, the Pacific Stock Exchange and the Philadelphia Stock Exchange under the symbol “GM.” Our Class H common stock is listed on the New York Stock Exchange under the symbol “GMH.”

We reserve the sole right to accept and, together with our agents from time to time, to reject in whole or in part any proposed purchase of securities to be made directly or through any agents.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

June 19, 2003

You should rely only on the information contained in or incorporated by reference into this prospectus or any accompanying supplemental prospectus. We have not authorized anyone to provide you with different information or make any additional representations. We are not making an offer of these securities in any state or other jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference into this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each of such documents. The terms “General Motors,” “GM,” “we,” “us,” and “our” refer to General Motors Corporation. The term “Hughes” refers to Hughes Electronics Corporation, a wholly owned subsidiary of GM.

About this Prospectus	1	Description of Preferred Stock	16
Principal Executive Offices	2	Description of Preference Stock	18
Where You Can Find More Information	2	Description of Debt Securities	20
Incorporation of Certain Documents by Reference	3	Description of Purchase Contracts	27
		Description of Depositary Shares	28
Description of General Motors Corporation	4	Description of Warrants	31
Ratio of Earnings to Fixed Charges and Ratio of Earnings to Fixed Charges and Preference Stock Dividends	5	Description of Units	34
		Forms of Securities	37
		Plan of Distribution	39
Use of Proceeds	5	Legal Matters	42
Overview of Our Capital Stock	6	Experts	42
Description of 1 2/3 Par Value Common Stock and Class H Common Stock	8

ABOUT THIS PROSPECTUS

This prospectus, along with a prospectus for General Motors Nova Scotia Finance Company, a wholly owned subsidiary of GM, is part of a registration statement that we filed with the Securities and Exchange Commission, referred to as the SEC in this prospectus, utilizing a “shelf” registration process. Under this shelf process, we may sell any combination of our securities and General Motors Nova Scotia Finance Company may sell its guaranteed debt securities, as described in the related prospectus, in one or more offerings. The aggregate initial offering price of all securities sold by us under this prospectus will not exceed $10,000,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under “Incorporation of Certain Documents By Reference.”

PRINCIPAL EXECUTIVE OFFICES

Our principal executive offices are located at 300 Renaissance Center, Detroit, Michigan 48265-3000, and our telephone number is (313) 556-5000. We maintain a website at www.gm.com where general information about us is available. We are not incorporating the contents of our website into this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically, including GM. We are not incorporating the contents of the SEC website into this prospectus. Reports and other information can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, where our $1 2/3 par value common stock and Class H common stock are listed, as well as at the offices of the following stock exchanges where our $1 2/3 par value common stock is also listed in the United States: the Chicago Stock Exchange, Inc., One Financial Place, 440 South LaSalle Street, Chicago, Illinois 60605; the Pacific Stock Exchange, Inc., 233 South Beaudry Avenue, Los Angeles, California 90012 and 301 Pine Street, San Francisco, California 94104; and the Philadelphia Stock Exchange, Inc., 1900 Market Street, Philadelphia, Pennsylvania 19103.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities, except as noted below:

GM SEC Filings (File No. 1-143)	Period
Annual Report on Form 10-K	Year ended December 31, 2002
Quarterly Report on Form 10-Q	Quarter Ended March 31, 2003
Current Reports on Form 8-K	Dates filed: January 3, 2003, January 9, 2003*, January 9, 2003*, January 10, 2003*, January 16, 2003, February 3, 2003, February 13, 2003*, February 25, 2003, February 27, 2003*, February 28, 2003, March 3, 2003, March 3, 2003, March 7, 2003, March 19, 2003, March 20, 2003, April 1, 2003, April 10, 2003, April 14, 2003, April 15, 2003*, April 23, 2003, May 1, 2003, May 15, 2003, June 3, 2003 and June 6, 2003

The description of the $1 2/3 par value common stock and the Class H common stock set forth in Article Fourth of General Motors’ Restated Certificate of Incorporation filed as Exhibit 3(i) to the Current Report on Form 8-K of General Motors dated June 24, 1999, as amended by the amendment filed as Exhibit 3(i) to the Current Report on Form 8-K of General Motors dated June 6, 2000

*	Reports submitted to the SEC under Item 9, Regulation FD Disclosure. Pursuant to General Instruction B of Form 8-K, the reports submitted under Item 9 are not deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 and we are not subject to the liabilities of that section. We are not incorporating, and will not incorporate by reference future filings of, these reports into a filing under the Securities Act of 1933 or the Securities Exchange Act of 1934 or into this prospectus.

You may request a copy of the documents incorporated by reference into this prospectus, except exhibits to such documents unless those exhibits are specifically incorporated by reference in such documents, at no cost, by writing or telephoning the office of Paul W. Schmidt, Controller, at the following address and telephone number:

General Motors Corporation

300 Renaissance Center

Detroit, Michigan 48265-3000

(313) 556-5000

DESCRIPTION OF GENERAL MOTORS CORPORATION

We are primarily engaged in the automotive and, through our wholly owned subsidiary, Hughes Electronics Corporation, the communications services industries. We are the world’s largest manufacturer of automotive vehicles. We also have financing and insurance operations and, to a lesser extent, are engaged in other industries.

Our automotive segment is comprised of four regions:

•	GM North America;

•	GM Europe;

•	GM Latin America/Africa/Mid-East; and

•	GM Asia Pacific.

GM North America designs, manufactures and/or markets vehicles primarily in North America under the following nameplates:

• Chevrolet	• GMC	• Buick	• Saturn
• Pontiac	• Oldsmobile	• Cadillac	• HUMMER

GM Europe, GM Latin America/Africa/Mid-East and GM Asia Pacific meet the demands of customers outside North America with vehicles designed, manufactured and/or marketed under the following nameplates:

• Opel	• Holden	• Buick	• GMC
• Vauxhall	• Saab	• Chevrolet	• Cadillac

Our automotive regions also have investments in Fiat Auto Holdings, Fuji Heavy Industries Ltd., Suzuki Motor Corporation, Isuzu Motors Limited, Shanghai General Motors Corporation, SAIC-GM-Wuling Automobile Company Ltd. and GM Daewoo Auto & Technology Company. These investees design, manufacture and market vehicles under the following nameplates:

• Fiat	• Subaru	• Isuzu	• Wuling
• Alfa Romeo	• Suzuki	• Buick	• Daewoo

 Certain of these investees also design, manufacture and market vehicles under the Chevrolet nameplate.

Our communications services relate to Hughes, which includes digital entertainment, information and communications services and satellite-based private business networks. For more information about Hughes, see the documents filed separately by Hughes with the SEC, including Hughes’ most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and various Current Reports on Form 8-K.

Our financing and insurance operations primarily relate to General Motors Acceptance Corporation, which provides a broad range of financial services, including consumer vehicle financing, automotive dealership and other commercial financing, residential and commercial mortgage services, automobile service contracts, personal automobile insurance coverage and selected commercial insurance coverage. For more information about GMAC, see the documents filed separately by GMAC with the SEC, including GMAC’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and various Current Reports on Form 8-K.

Our other industrial operations include the design, manufacturing and marketing of locomotives and heavy-duty transmissions.

Substantially all of our automotive-related products are marketed through retail dealers and distributors in the United States, Canada and Mexico, and through distributors and dealers overseas. At December 31, 2002, there were approximately 7,790 GM vehicle dealers in the United States, 800 in Canada and 210 in Mexico. Additionally, there were a total of approximately 11,800 outlets overseas which include dealers and authorized sales, service and parts outlets.

RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE STOCK DIVIDENDS

The following table presents the ratio of our earnings to fixed charges for the periods indicated:

Three Months Ended March 31,		Years Ended December 31,
2003	2002	2002	2001	2000	1999	1998
1.96	1.15	1.24	1.16	1.72	2.13	1.73

We compute the ratio of earnings to fixed charges by dividing earnings before income taxes and fixed charges by the fixed charges. This ratio includes the earnings and fixed charges of us and our consolidated subsidiaries. Fixed charges consist of interest and discount and the portion of rentals for real and personal properties in an amount deemed to be representative of the interest factor.

The following table presents the ratio of our earnings to fixed charges and preference stock dividends for the periods indicated:

Three Months Ended March 31,		Years Ended December 31,
2003	2002	2002	2001	2000	1999	1998
1.96	1.13	1.23	1.14	1.69	2.10	1.71

We compute the ratio of earnings to fixed charges and preference stock dividends by dividing earnings before income taxes and fixed charges by the sum of fixed charges and preference stock dividends. This ratio includes the earnings and fixed charges of us and our consolidated subsidiaries. Preference stock dividends consist of pre-tax earnings that are required to pay dividends on outstanding preference securities.

USE OF PROCEEDS

We will add the net cash proceeds from the sale by us of any securities to our general funds and they will be available for general corporate purposes, including the repayment of existing indebtedness. In addition, we intend to cancel or retire any indebtedness or other outstanding liabilities of GM that we acquire in exchange for the sale of any securities.

OVERVIEW OF OUR CAPITAL STOCK

The following description of our capital stock is based upon our restated certificate of incorporation, as amended (“Certificate of Incorporation”), our bylaws, as amended (“Bylaws”), and applicable provisions of law. We have summarized certain portions of our Certificate of Incorporation and Bylaws below. The summary is not complete. Our Certificate of Incorporation and Bylaws have been filed as exhibits to the registration statement of which this prospectus is a part and are incorporated by reference into this prospectus. You should read our Certificate of Incorporation and Bylaws for the provisions that are important to you.

Certain provisions of the Delaware General Corporation Law (“DGCL”), our Certificate of Incorporation and our Bylaws summarized in the following paragraphs may have an anti-takeover effect. This may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interests, including those attempts that might result in a premium over the market price for its shares.

Authorized Capital Stock

Our Certificate of Incorporation authorizes us to issue 5,706,000,000 shares of capital stock, consisting of:

•	6,000,000 shares of preferred stock, without par value;

•	100,000,000 shares of preference stock, $0.10 par value; and

•	5,600,000,000 shares of common stock comprising two classes, which shall include 2,000,000,000 shares of $1 2/3 par value common stock and 3,600,000,000 shares of Class H common stock, $0.10 par value.

As of May 31, 2003, the following shares of our capital stock were outstanding:

•	560,632,723 shares of $1 2/3 par value common stock (and an additional 56,441,400 shares were reserved for possible issuance upon conversion of our outstanding convertible debt securities); and

•	1,107,811,723 shares of Class H common stock.

There are currently no outstanding shares of preferred stock or preference stock.

Certain Provisions of Our Certificate of Incorporation and Bylaws

Amendments to our Certificate of Incorporation.    Under the DGCL, the affirmative vote of a majority of the outstanding shares entitled to vote and a majority of the outstanding stock of each class entitled to vote is required to amend a corporation’s certificate of incorporation. Under the DGCL, the holders of the outstanding shares of a class of our capital stock shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would:

•	increase or decrease the aggregate number of authorized shares of such class;

•	increase or decrease the par value of the shares of such class; or

•	alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely.

If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class of our capital stock so as to affect them adversely, but shall not so affect the entire class, then only the shares of the series so affected by the amendment shall be considered a separate class for the purposes of this provision. As described below under “Description of $1 2/3 Par Value Common Stock and Class H Common Stock—Voting Rights,” our Certificate of Incorporation expressly provides that $1 2/3 par value common stockholders and Class H common stockholders each are entitled to vote separately as a class with respect to certain amendments to our Certificate of Incorporation.

Vacancies in the Board of Directors.    Our Bylaws provide that any vacancy occurring in our board of directors for any cause may be filled by a majority of the remaining members of our board, although such majority is less than a quorum.

Special Meetings of Stockholders.    Under our Bylaws, only our board of directors or the chairman of our board may call special meetings of stockholders at such place, date and time and for such purpose or purposes as shall be set forth in the notice of such meeting.

Requirements for Notice of Stockholder Director Nominations and Stockholder Business.    If a stockholder wishes to bring any business before an annual or special meeting or nominate a person for election to our board of directors, our Bylaws contain certain procedures that must be followed in terms of the advance timing required for delivery of stockholder notice of such business and the information that such notice must contain. The information required in a stockholder notice includes general information regarding the stockholder, a description of the proposed business and, with respect to nominations for the board of directors, certain specified information regarding the nominee(s).

In addition to the information required in a stockholder notice described above, our Bylaws require a representation that the stockholder is a holder of our voting stock and intends to appear in person or by proxy at the meeting to make the nomination or bring up the matter specified in the notice. In terms of the timing of the stockholder notice, our Bylaws require that the notice must be received by our secretary:

•	in the case of an annual meeting, not more than 180 days and not less than 120 days in advance of the annual meeting; and

•	in the case of a special meeting, not later than the fifteenth day following the day on which notice of the meeting is first mailed to stockholders.

Certain Anti-Takeover Effects of Delaware Law

We are subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years following the date of the transaction(s) in which the person became an interested stockholder, unless:

•	the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or subsequent to such date the business combination is approved by the board and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

A “business combination” is defined to include mergers, asset sales, and other transactions resulting in financial benefit to an “interested stockholder.” In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or is an affiliate or associate of the corporation and, within the prior three years, did own) 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

DESCRIPTION OF $1 2/3 PAR VALUE COMMON STOCK

AND CLASS H COMMON STOCK

We have two classes of common stock:

•	$1 2/3 par value common stock; and

•	Class H common stock.

Our Class H common stock is a “tracking stock” designed to provide holders with financial returns based on the financial performance of Hughes. In addition to the following description of our $1 2/3 par value common stock and Class H common stock, please refer to our Certificate of Incorporation which sets forth in full detail the terms of our $1 2/3 par value common stock and our Class H common stock. Our Certificate of Incorporation has been filed as an exhibit to the registration statement of which this prospectus is a part and is incorporated by reference into this prospectus. For information regarding how you can find a copy of our Certificate of Incorporation, see “Where You Can Find More Information.”

There are no redemption or sinking fund provisions applicable to our $1 2/3 par value common stock or Class H common stock. All outstanding shares of $1 2/3 par value common stock and Class H common stock are fully paid and non-assessable, and any shares of $1 2/3 par value common stock or Class H common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Dividends

The DGCL and our Certificate of Incorporation do not require our board of directors to declare dividends on any class of our common stock. The declaration of any dividend on either class is a matter to be acted upon by our board of directors upon the recommendation of our management. If and to the extent our board of directors chooses to declare dividends on either or both of the classes of our common stock, neither the DGCL nor our Certificate of Incorporation requires any proportionate or other fixed relationship between the amount of the dividends declared on the different classes of common stock. Our board of directors reserves the right to reconsider from time to time its policies and practices regarding dividends on our common stock and to increase or decrease the dividends paid on our common stock. Our board of directors may reconsider such matters on the basis of our consolidated financial position, which includes liquidity and other factors, and, with regard to Class H common stock, the earnings and consolidated financial position of Hughes.

Both the DGCL and our Certificate of Incorporation, however, restrict the power of our board of directors to declare and pay dividends on either class of our common stock. The amounts which may be declared and paid by our board of directors as dividends on our common stock are allocated pursuant to our Certificate of Incorporation to each separate class of our common stock and are subject to the amount legally available for the payment of dividends by us under the DGCL. For dividend purposes, this allocation serves to preserve for each class of our common stockholders an interest in retained earnings that is not shared by the other class. This restriction does not require a physical segregation of our assets from the assets of Hughes. Nor does it require separate accounts or separate dividend or liquidation preferences of our assets and the assets of Hughes for the benefit of the holders of either of the separate classes of our common stock.

Calculation of Amounts Available for Payment of Dividends on Our Common Stock.    Under our Certificate of Incorporation, dividends may be paid on the $1 2/3 par value common stock to the extent of the assets legally available for the payment of dividends reduced by the sum of:

•	an amount determined by our board of directors to be available for the payment of dividends on the Class H common stock as of December 17, 1997, which we refer to as the “Hughes transaction date,” plus the paid-in surplus attributable to shares of Class H common stock issued after the Hughes transaction date; and

•	the portion of our net earnings allocated to the Class H common stock in accordance with our Certificate of Incorporation.

The financial performance of Hughes determines the earnings per share of Class H common stock and the portion of our earnings out of which dividends on the Class H common stock may be paid. The earnings per share and the amounts available for the payment of dividends on the Class H common stock are calculated using a fraction set forth in our Certificate of Incorporation. This fraction reflects the portion of Hughes’ earnings that is allocated to the amount available for dividends on the Class H common stock. We sometimes refer to this fraction as the “Class H fraction.” The numerator and denominator of the Class H fraction are determined as follows:

•	The numerator of the Class H fraction is the weighted average number of shares of Class H common stock that is outstanding during the applicable period.

•	The denominator of the Class H fraction is the number of notional shares of Class H common stock which, if outstanding, would result in 100% of the earnings of Hughes being allocated to the Class H common stock. We sometimes refer to the denominator of the Class H fraction as the “Class H dividend base.”

In order to determine what amount is available to pay dividends on the Class H common stock, the following steps are taken:

•	the net income of Hughes is determined for each quarterly accounting period (without giving effect to any adjustment which would result from accounting for our acquisition of Hughes Aircraft Company using the purchase method);

•	the net income of Hughes determined for each quarter is divided into amounts allocated to the Class H common stock and the $1 2/3 par value common stock (an amount equal to such quarterly net income of Hughes multiplied by the Class H fraction will be allocated to the Class H common stock, and the remaining amount of such quarterly net income of Hughes will be allocated to the $1 2/3 par value common stock); and

•	the amount allocated to the Class H common stock, which we sometimes refer to as the “available separate consolidated net income of Hughes,” is accumulated from quarter to quarter, together with any surplus attributable to shares of Class H common stock issued from time to time, and is reduced by the amount of any dividends actually paid on the Class H common stock.

If dividends have been declared but not paid on any outstanding shares of our preferred stock or preference stock, dividends may not be paid on the $1 2/3 par value common stock or Class H common stock until all declared but unpaid dividends on any outstanding shares of our preferred stock and preference stock have been paid.

Class H Dividend Base Adjustments.    Under our Certificate of Incorporation, our board of directors may adjust the Class H dividend base from time to time as our board of directors deems appropriate to reflect the following:

•	subdivisions and combinations of the Class H common stock and stock dividends payable in shares of Class H common stock to holders of Class H common stock;

•	the fair market value of contributions of our cash or property to Hughes, or of our cash or property to, or for the benefit of, employees of Hughes in connection with employee benefit plans or arrangements of General Motors or any of our subsidiaries;

•	the number of shares of our capital stock contributed to, or for the benefit of, employees of Hughes in connection with benefit plans or arrangements of General Motors or any of our subsidiaries;

•	payments made by Hughes to us of amounts applied to our repurchase of shares of Class H common stock, to the extent that our board of directors has approved the repurchase and has declared that such payments be applied to the repurchase; and

•	the number of shares of Class H common stock repurchased by Hughes and no longer outstanding, to the extent that our board of directors has approved the repurchase.

Our Board of Directors’ Discretion Regarding Payment of Dividends on Our Common Stock.    After the amounts available to pay dividends on the $1 2/3 par value common stock and Class H common stock are determined as provided above, our board of directors may decide to pay or not pay dividends on the $1 2/3 par value common stock and/or the Class H common stock in its sole discretion. This discretion is subject to the following restrictions:

•	The holders of our preferred stock, if any, and our preference stock, if any, may have a higher priority claim on amounts that would otherwise be available to pay dividends on our common stock, to the extent that dividends have been accumulated but not paid on our preferred or preference stock.

•	Under the DGCL, we can only pay dividends to the extent that we have surplus—the extent by which the fair market value of our net assets exceeds the amount of our capital—or the extent of our net profits for the then current and/or the preceding fiscal year.

Due to these restrictions, it is possible that, even though our net income and the net income of Hughes are sufficient to permit the payment of a dividend on either class or both classes of our common stock, payment of a dividend would not be permitted because of the requirements for the payment of dividends on our preferred or preference stock or the DGCL restriction described above.

Any dividends declared or paid on each class of our common stock from time to time will reduce the amount available for future payments of dividends on that class. The amount available for dividends on each class will also depend upon any adjustments to our capital or surplus due to repurchases or issuances of shares of that class. In addition, the DGCL permits our board of directors to adjust for any reason it deems appropriate the amounts of capital and surplus within certain parameters and therefore the amount available for dividends on each class. The DGCL also permits our board of directors to adjust the total amount legally available for the payment of dividends to reflect a fair market valuation of our assets and liabilities.

Within the constraints mentioned above, our board of directors can determine, in its sole discretion, the timing of declarations and payments, and the amounts, of dividends on each class of our common stock. Our board of directors may, in its sole discretion, declare dividends payable exclusively to the holders of $1 2/3 par value common stock, exclusively to the holders of Class H common stock, or to the holders of both classes in equal or unequal amounts. Our board of directors may make its decision notwithstanding the respective amounts of surplus available for dividends to each class, the respective voting and liquidation rights of each class, the amount of prior dividends declared on each class or any other factor. However, the maximum amount declared as dividends on either class of our common stock cannot exceed the amount available for dividends on such class of common stock under our Certificate of Incorporation or the DGCL. See “—Dividend Policy.”

Dividend Policy.    Our board of directors has adopted a policy statement which, among other things, provides that our board of directors’ quarterly dividend policy regarding the Class H common stock is to declare and pay quarterly dividends on the Class H common stock in an amount that will equal the product of the aggregate amount of each quarterly dividend we receive from Hughes as a stockholder of Hughes, if any, multiplied by the fraction used to determine the available separate consolidated net income of Hughes at the time the dividend is declared by Hughes. The policy statement expressly provides that we will pay the quarterly dividend on the Class H common stock as soon as practicable after receipt of the corresponding dividend payment from Hughes. For the text of our board of directors policy statement, see “—GM Board of Directors Policy Statement.”

Since the completion of the Hughes restructuring transactions in late 1997, Hughes has not paid dividends on its common stock to us and, accordingly, we have not paid dividends on the Class H common stock. Further, we currently do not expect Hughes to pay dividends to us with respect to our stock in Hughes and, accordingly, our board of directors does not currently expect to pay dividends on the Class H common stock in the foreseeable future. We currently expect that the future earnings of Hughes will be retained for the development of the business of Hughes.

Voting Rights

Our Certificate of Incorporation entitles holders of $1 2/3 par value common stock and Class H common stock to a fixed number of votes per share on all matters submitted to our common stockholders for a vote. Except as described below, holders of $1 2/3 par value common stock vote together with the holders of Class H common stock as a single class based on their respective voting rights described in our Certificate of Incorporation. Our Certificate of Incorporation entitles each share of $1 2/3 par value common stock to one vote per share and each share of Class H common stock to 0.2 of a vote per share. The number of votes for each share of $1 2/3 par value common stock and Class H common stock is subject to adjustment as described below under “—Subdivision or Combination.”

The $1 2/3 par value common stock votes separately as a class only on any amendment to our Certificate of Incorporation which adversely affects the rights, powers or privileges of the $1 2/3 par value common stock, changes the par value of the $1 2/3 par value common stock or increases or decreases the authorized number of shares of $1 2/3 par value common stock. The Class H common stock votes separately as a class only on any amendment to our Certificate of Incorporation which adversely affects the rights, powers or privileges of the Class H common stock or changes the par value of the Class H common stock. Any increase or decrease in the number of authorized shares of Class H common stock is subject to approval by the holders of a majority of the shares of $1 2/3 par value common stock and Class H common stock, voting together as a single class based upon their respective voting rights, and by the holders of a majority of the Class H common stock, voting separately as a class. Neither holders of $1 2/3 par value common stock nor holders of Class H common stock vote, either as a separate class or together, on any adjustment of the Class H dividend base or any other determination made in the calculation of the available separate consolidated net income of Hughes.

Liquidation Rights

In the event of the liquidation, dissolution or winding up of our business, whether voluntary or involuntary, our Certificate of Incorporation provides that, after the holders of any outstanding shares of our preferred stock and preference stock receive their full preferential amounts, holders of $1 2/3 par value common stock and holders of Class H common stock will receive the assets remaining for distribution to our stockholders on a per share basis in proportion to their respective per share liquidation units. Subject to adjustment as described below under “Subdivision or Combination,” each share of $1 2/3 par value common stock has one liquidation unit and each share of Class H common stock has liquidation units equal to its number of votes, that is, 0.20 liquidation units, as described above under “—Voting Rights.” Holders of the Class H common stock have no direct rights upon liquidation, dissolution or winding up in the equity or assets of Hughes, but rather have rights in all our equity and assets, which include 100% of the stock of Hughes.

Subdivision or Combination

If we subdivide or combine the outstanding shares of the $1 2/3 par value common stock or the Class H common stock, we will appropriately adjust the per share voting and liquidation rights of the Class H common stock relative to the $1 2/3 par value common stock. In the event that we issue shares of Class H common stock as a dividend on shares of $1 2/3 par value common stock, we will adjust the liquidation rights of the applicable class of common stock so that the relative aggregate liquidation rights of each stockholder would not change as a result of the dividend.

Recapitalization and Certain Other Transactions

Under our Certificate of Incorporation, all outstanding shares of our Class H common stock may be recapitalized as shares of $1 2/3 par value common stock at any time after December 31, 2002 in the sole discretion of our board of directors and by a majority vote of the directors then in office or automatically, if at any time we, in one transaction or a series of related transactions, dispose of substantially all of the business of

Hughes to a person, entity or group of which we are not a majority owner. For purposes of the recapitalization provisions of our Certificate of Incorporation, substantially all of the business of Hughes means at least 80% of the business of Hughes, based on the fair market value of the assets, both tangible and intangible, of Hughes as of the time that the proposed transaction is approved by our board of directors. No automatic recapitalization will occur upon a disposition in connection with our dissolution, liquidation and winding up pursuant to which our net assets are distributed to our common stockholders.

In the event of any recapitalization, each holder of Class H common stock would be entitled to receive shares of $1 2/3 par value common stock having a market value as of the date provided in our Certificate of Incorporation equal to 120% of the market value of the holder’s Class H common stock. Notwithstanding this provision of our Certificate of Incorporation or the policy statement adopted by our board of directors, our board of directors may propose to our common stockholders for their approval one or more transactions on terms different than those provided by this provision or by our board of directors policy statement and which would not involve such a recapitalization. See “—GM Board of Directors Policy Statement.”

We would not issue any fractional shares of $1 2/3 par value common stock in any such recapitalization. Instead of fractional shares, a holder of Class H common stock would receive cash equal to the product of the fraction of a share of $1 2/3 par value common stock which the holder would otherwise receive multiplied by the average market price per share of the $1 2/3 par value common stock, determined as provided in our Certificate of Incorporation.

Our board of directors policy statement provides, among other things, that, subject to various exceptions, in the event that Hughes transfers any material assets to us, our board of directors shall declare and pay a dividend or make a distribution to holders of Class H common stock. In this event, these holders would receive a portion of the assets or cash or other assets having an equivalent fair value that is not less than the fraction used to determine the available separate consolidated net income of Hughes at the time of the transfer. Our board of directors policy statement also provides that, subject to various exceptions, in the event that Hughes transfers any material assets to our stockholders, the portion of the assets transferred to the holders of Class H common stock will not be less than the fraction used to determine the available separate consolidated net income of Hughes at the time of the transfer.

The exceptions to our board of directors policy statement provisions above include an exception for any transfer for which Hughes receives fair compensation. However, our board of directors policy statement provides that we will not acquire in one transaction or a series of related transactions a significant portion—that is, more than 33%—of the business of Hughes for compensation without receiving the consent of the holders of a majority of the outstanding shares of Class H common stock, voting as a separate class, and $1 2/3 par value common stock, voting as a separate class.

Potentially Diverging Interests of Our Common Stockholders

The existence of two classes of common stock with separate dividend rights can give rise to potential divergences among the interests of the holders of the two classes of our common stock concerning various intercompany transactions and other matters. The DGCL governs the duties of our board of directors with respect to these divergences. Under the DGCL, our board of directors owes fiduciary duties to all holders of our common stock, regardless of class, and must act with due care and on an informed basis in the best interests of General Motors and all of our common stockholders, regardless of class. In this regard, our board of directors, in the discharge of its fiduciary duties, principally through our capital stock committee, oversees our policies, programs and practices which may impact the potentially divergent interests of the two classes of our common stock. Our capital stock committee is comprised entirely of independent directors of our board of directors.

Our Bylaws currently provide that the capital stock committee of our board of directors is responsible for reviewing our policies and practices with respect to matters in which the two classes of our common stockholders may have divergent interests, particularly as they relate to:

•	the business and financial relationships between us or any of our units and Hughes;

•	dividends in respect of, disclosures to stockholders and the public concerning, and transactions by us or any of our subsidiaries in, shares of Class H common stock; and

•	any matters arising concerning these items;

all to the extent our capital stock committee may deem appropriate. Our capital stock committee may also recommend changes in policies, programs and practices as it may deem appropriate.

Our capital stock committee’s principal role is not to make decisions concerning matters referred to its attention, but rather to oversee the process by which decisions concerning these matters are made. Our capital stock committee conducts its oversight with a view toward, among other things, assuring a process of fair dealing between us and Hughes as well as fair consideration of the interests of all of our common stockholders in the resolution of these matters.

GM Board of Directors Policy Statement

In connection with its determination of the terms of the Class H common stock at the time of the Hughes restructuring transactions in December 1997, our board of directors adopted a policy statement concerning our dual-class common stock structure.

This policy statement may be modified, rescinded or interpreted at any time and from time to time by our board of directors. Also, notwithstanding the policy statement or the provisions concerning recapitalization of the Class H common stock into $1 2/3 par value common stock at a 120% exchange rate as provided under certain circumstances in our Certificate of Incorporation, our board of directors may propose to our common stockholders for their approval one or more transactions on terms different than those provided for by such provisions or by this policy statement which would not involve such a recapitalization.

The policy statement is set forth below in its entirety. Terms which are defined in our board of directors policy statement do not apply to the rest of this prospectus.

GM BOARD POLICY STATEMENT REGARDING CERTAIN CAPITAL STOCK MATTERS

(A) General Policy.    It is the policy of the Board of Directors of General Motors Corporation (the “GM Board”):

(1) that all material matters as to which the holders of the two classes of GM common stock may have potentially divergent interests shall be resolved in a manner which the GM Board determines to be in the best interests of General Motors Corporation and all of its common stockholders after giving fair consideration to the potentially divergent interests and all other relevant interests of the holders of the separate classes of GM common stock; and

(2) that a process of fair dealing shall govern the relationship between GM and HEC and the means by which the terms of any material transaction between them shall be determined.

(B) Additional Matters.    In relation to the foregoing policy, it is the further policy of the GM Board that:

(1) Quarterly Dividends.

(a) In contemplation of the GM Board’s duty periodically to consider an appropriate dividend policy and practice in relation to Class H Common Stock and its expectation that the Board of Directors of HEC (the “HEC Board”) shall, at least annually, consider and determine a quarterly dividend policy with respect to the common stock of HEC (100% of which is held by GM), the GM Board shall, at least annually, determine a quarterly dividend policy with respect to the Class H Common Stock.

(b) The quarterly dividend policy of the GM Board with respect to the Class H Common Stock shall be to declare and pay quarterly dividends on the Class H Common Stock in an amount equal to the product of (i) the aggregate amount of each quarterly dividend received by GM as a stockholder of HEC, if any, multiplied by (ii) the fraction used to determine the Available Separate Consolidated Net Income of Hughes (as such term is used in GM’s Restated Certificate of Incorporation, as amended) at the time such dividend was declared by HEC.

(c) GM’s payment of a quarterly dividend on the Class H Common Stock shall be made as soon as practicable after receipt of the corresponding dividend payment from HEC.

(2) Principles Governing Dividends and Distributions Other Than Quarterly Dividends.

(a) Except as provided in paragraph (B)(2)(b) below, in the event that HEC directly or indirectly makes any transfer of material assets to GM or to GM’s stockholders:

(i) Transfers of HEC Assets to GM.    If such transfer of assets by HEC is to GM, the GM Board shall as soon thereafter as practicable declare and pay a dividend or make other provision with respect to a distribution on the Class H Common Stock so that there shall be distributed to the holders of Class H Common Stock a portion of such assets transferred to GM that is not less than the fraction used to determine the Available Separate Consolidated Net Income of Hughes at the time of such transfer to GM; provided that, if the GM Board determines that it is not reasonably practicable or not in the best interests of the holders of Class H Common Stock for GM to distribute any such assets to the holders of Class H Common Stock, GM shall distribute to such holders cash or other noncash assets having an equivalent fair value; and

(ii) Transfers of HEC Assets to GM’s Stockholders.    If such transfer of assets by HEC is to GM’s stockholders, the portion of such assets transferred to the holders of Class H Common Stock shall be not less than the fraction used to determine the Available Separate Consolidated Net Income of Hughes at the time of such transfer.

(b) Exceptions to Foregoing Principles.    The provisions of paragraph (B)(2)(a) above shall not apply to any of the following asset transfers:

(i) any transfer that results in the recapitalization of Class H Common Stock into $1 2/3 Par Value Common Stock pursuant to the provisions of paragraph (c) of Division I of Article Fourth of GM’s Restated Certificate of Incorporation, as amended;

(ii) any transfer that is made pursuant to the quarterly dividend policy described in paragraph (B)(1) above;

(iii) any transfer that is made in the ordinary course of HEC’s business;

(iv) any transfer for which HEC shall have received fair compensation as determined pursuant to this policy as described in paragraph (A) above, provided that, where required by paragraph (B)(3) below, stockholder consent to such transfer shall have been received; and

(v) any transfer which shall have received the consent of the holders of a majority of the outstanding shares of Class H Common Stock, voting as a separate class, and $1 2/3 Par Value Common Stock, voting as a separate class.

(3) Separate Class Votes of GM’s Stockholders as a Condition to GM’s Acquisition of a Significant Portion of HEC Assets.    GM shall not acquire in one transaction or a series of related transactions a significant portion of the business of HEC for compensation without receiving the consent of the holders of a majority of the outstanding shares of Class H common stock, voting as a separate class, and $1 2/3 Par Value Common Stock, voting as a separate class. For purposes of this paragraph, “significant portion of the business of HEC” shall mean more than 33% of the business of HEC, based on the fair market value of the assets, both tangible and intangible, of HEC as of the time that the proposed transaction is approved by the GM Board.

(4) Basis for Commercial Transactions Between GM and HEC.    GM and HEC shall operate on the principle that all material commercial transactions between them shall be based on commercially reasonable terms.

(C) Meaning of “GM” and “HEC” Within This Policy.    For purposes of this policy, “GM” shall mean General Motors Corporation and its affiliates (other than HEC), and “HEC” shall mean Hughes Electronics Corporation, including any person controlled by Hughes Electronics Corporation.

(D) Role of Capital Stock Committee Relating to This Policy.    The Capital Stock Committee of the GM Board shall oversee the implementation of, and shall have authority to interpret, this policy.

(E) Delegation.    In administering this policy, the GM Board may, at its option, delegate its authority, including to the Capital Stock Committee, and may delegate to members of management the authority to implement any matter pursuant to this policy.

(F) Fiduciary Obligations.    In making any and all determinations in connection with this policy, either directly or by appropriate delegation of authority, the GM Board shall act in its fiduciary capacity and pursuant to legal guidance concerning its obligations under applicable law.

(G) GM Board May Make Future Proposals to Stockholders for Recapitalization Transactions Which Would Be on Terms Different from Those in GM’s Current Restated Certificate of Incorporation, as Amended.    Consistent with the terms of both GM’s Restated Certificate of Incorporation, as amended, and Delaware General Corporation Law, the GM Board may, in the future, propose recapitalization transactions to GM stockholders on terms different from those provided for under GM’s Restated Certificate of Incorporation, as amended. (Such alternative proposals were utilized by GM’s Board of Directors in connection with the split-off of Electronic Data Systems Corporation in 1996 and the spin-off of the defense electronics business of HEC in 1997.)

(H) Interpretation, Amendments and Modifications of This Policy.    This policy may at any time and from time to time be modified, rescinded and interpreted by the GM Board, and the GM Board may adopt additional or other policies or make exceptions with respect to the application of this policy in connection with particular facts and circumstances, all as the GM Board may determine, consistent with its fiduciary duties to General Motors Corporation and all of its common stockholders, to be in the best interests of General Motors Corporation and all of its common stockholders, and any such action may be taken with or without the approval of the stockholders of General Motors Corporation.

Stock Exchange Listing

Our $1 2/3 par value common stock is listed in the United States on the New York Stock Exchange, the Chicago Stock Exchange, the Pacific Stock Exchange and the Philadelphia Stock Exchange under the ticker symbol “GM.” Our Class H common stock is listed on the New York Stock Exchange under the ticker symbol “GMH.”

Transfer Agent and Registrar

The transfer agent and registrar for our $1 2/3 par value common stock and Class H common stock is EquiServe Trust Company, N.A., a federally chartered trust company doing business at 150 Royall Street, Canton, Massachusetts 02021.

Direct Registration System

Both classes of our common stock are registered in book-entry form through the direct registration system. Under this system, unless a common stockholder requests a physical stock certificate, ownership of our common stock is reflected in account statements periodically distributed to common stockholders by EquiServe, our transfer agent, who holds the book-entry shares on behalf of our common stockholders. However, any common stockholder who wishes to receive a physical stock certificate evidencing his or her shares may at any time obtain a stock certificate at no charge by contacting our transfer agent.

DESCRIPTION OF PREFERRED STOCK

This prospectus describes certain general terms and provisions of our preferred stock. When we offer to sell a particular series of preferred stock, we will describe the specific terms of the securities in a supplement to this prospectus. The prospectus supplement will also indicate whether the general terms and provisions described in this prospectus apply to the particular series of preferred stock. The preferred stock will be issued under a certificate of designations relating to each series of preferred stock and is also subject to our Certificate of Incorporation.

Under our Certificate of Incorporation, our board of directors has the authority to issue shares of preferred stock from time to time in distinctly designated series, with each series ranking equally and identical in all respects except as to the dividend rate and redemption price.

Terms of a Particular Series

The prospectus supplement will describe the terms of any preferred stock being offered, including:

•	the number of shares and designation or title of the shares;

•	any liquidation preference per share;

•	any date of maturity;

•	any redemption, repayment or sinking fund provisions;

•	any dividend rate or rates and the dates of payment (or the method for determining the dividend rates or dates of payment);

•	any voting rights;

•	if other than the currency of the United States, the currency or currencies including composite currencies in which the preferred stock is denominated and/or in which payments will or may be payable;

•	whether the preferred stock is convertible or exchangeable and, if so, the securities or rights into which the preferred stock is convertible or exchangeable (which could include any securities issued by us or any third party, including any of our affiliates), and the terms and conditions of conversion or exchange;

•	the place or places where dividends and other payments on the preferred stock will be payable; and

•	any additional voting, dividend, liquidation, redemption and other rights, preferences, privileges, limitations and restrictions.

All shares of preferred stock offered will be fully paid and non-assessable.

Dividends

Holders of preferred stock would be entitled to receive quarterly cumulative dividends when and as declared by the board of directors at the rates fixed for the respective series in the resolution or certificate of designation for the respective series. In addition, if any preferred stock were issued, it would rank senior to our preference stock and both classes of our common stock with respect to the payment of dividends.

Voting

If any shares of our preferred stock were issued, holders of such shares would not be entitled to vote except that they would vote together with the holders of both classes of our common stock upon the question of disposing of our assets as an entirety and except as otherwise required by the DGCL.

Liquidation

Any shares of preferred stock that are issued will have priority over the preference stock and both classes of our common stock with respect to liquidation rights.

Transfer Agent and Registrar

The transfer agent for each series of preferred stock will be described in the prospectus supplement.

DESCRIPTION OF PREFERENCE STOCK

This prospectus describes certain general terms and provisions of our preference stock. When we offer to sell a particular series of preference stock, we will describe the specific terms of the securities in a supplement to this prospectus. The prospectus supplement will also indicate whether the general terms and provisions described in this prospectus apply to the particular series of preference stock. The preference stock will be issued under a certificate of designations relating to each series of preference stock and is also subject to our Certificate of Incorporation.

Under our Certificate of Incorporation, our board of directors has the authority to issue shares of preference stock from time to time in distinctly designated series up to the maximum number of shares of preference stock authorized, with the terms of each series fixed by our board in the resolutions providing for the issuance of such series.

Terms of a Particular Series

The prospectus supplement will describe the terms of any preference stock being offered, including:

•	the number of shares and designation or title of the shares;

•	any liquidation preference per share;

•	any date of maturity;

•	any redemption, repayment or sinking fund provisions;

•	any dividend (which may be cumulative or non-cumulative) rate or rates and the dates of payment (or the method for determining the dividend rates or dates of payment);

•	any voting rights;

•	if other than the currency of the United States, the currency or currencies including composite currencies in which the preferred stock is denominated and/or in which payments will or may be payable;

•	whether the preference stock is convertible or exchangeable and, if so, the securities into which the preference stock is convertible or exchangeable (which could include any securities issued by us or any third party, including any of our affiliates), and the terms and conditions of conversion or exchange;

•	the place or places where dividends and other payments on the preference stock will be payable; and

•	any additional voting, dividend, liquidation, redemption and other rights, preferences, privileges, limitations and restrictions.

All shares of preference stock offered will be fully paid and non-assessable.

Dividends

If any preference stock were issued, it would rank junior to our preferred stock, if any, and senior to both classes of our common stock with respect to the payment of dividends.

Liquidation

If any preference stock were issued, it would rank junior to our preferred stock, if any, and senior to both classes of our common stock with respect to liquidation rights.

Transfer Agent and Registrar

The transfer agent for each series of preference stock will be described in the prospectus supplement.

Miscellaneous

Our board of directors has the authority to create and issue a series of preference stock with rights, privileges or restrictions which effectively discriminates against an existing or prospective holder of preference stock as a result of the holder beneficially owning or commencing a tender offer for a substantial amount of common stock. One of the effects of authorized but unissued and unreserved shares of capital stock may be to make it more difficult or discourage an attempt by a potential acquirer to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. This protects the continuity of our management. The issuance of these shares of capital stock may defer or prevent a change in control in us without any further stockholder action.

DESCRIPTION OF DEBT SECURITIES

This prospectus describes certain general terms and provisions of the debt securities. The debt securities will constitute either senior or subordinated debt. We will issue debt securities that will be senior debt under the senior debt indenture dated December 7, 1995 between us and Citibank, N.A., as senior debt trustee, as supplemented. We will issue debt securities that will be subordinated debt under the subordinated debt indenture dated as of December 20, 2001 between us and Citibank, N.A, as subordinated debt trustee. This prospectus refers to the senior debt indenture and the subordinated debt indenture individually as the “indenture” and collectively as the “indentures.” This prospectus refers to the senior debt trustee and the subordinated debt trustee individually as the “trustee” and collectively as the “trustees.” When we offer to sell a particular series of debt securities, we will describe the specific terms of the securities in a supplement to this prospectus. The prospectus supplement will also indicate whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

We have summarized certain terms and provisions of the indentures. The summaries are not complete and are subject to the terms of the senior debt indenture and the subordinated debt indenture, respectively, which are incorporated herein by reference. You should read the indentures for the provisions which may be important to you. The indentures are subject to and governed by the Trust Indenture Act of 1939, as amended. The indentures are substantially identical, except for the provisions relating to subordination and covenants. See

“—Subordinated Debt” and “—Certain Covenants.”

Neither indenture limits the amount of debt securities which we may issue. We may issue debt securities up to an aggregate principal amount as we may authorize from time to time.

Terms of a Particular Offering

The prospectus supplement will describe the terms of any debt securities being offered, including:

•	classification as senior or subordinated debt securities;

•	the designation of the debt securities;

•	the aggregate principal amount of the debt securities;

•	the percentage of their principal amount at which the debt securities will be issued;

•	if the debt securities are subordinated, the aggregate amount of outstanding indebtedness, as of a recent date, that is senior to the subordinated securities, and any limitation on the issuance of additional senior indebtedness;

•	the date or dates on which the debt securities will mature;

•	the rate or rates per annum, if any, at which the debt securities will bear interest;

•	the times at which the interest will be payable;

•	whether the debt securities are convertible or exchangeable and, if so, the securities or rights into which the debt securities are convertible or exchangeable (which could include any securities issued by us or any third party, including any of our affiliates), and the terms and conditions of conversion or exchange;

•	the date after which the debt securities may be redeemed and the redemption price or any prepayment or sinking fund provisions;

•	if other than denominations of $1,000 or multiples of $1,000, the denominations the debt securities will be issued in;

•	the currency or currencies in which the debt securities are issuable or payable;

•	the exchanges on which the debt securities may be listed;

•	whether the debt securities shall be issued in book-entry form; and

•	any other specific terms, including any additional events of default or covenants.

Principal and interest, if any, will be payable, and, unless the debt securities are issued in book-entry form, the debt securities being offered will be transferable, at the principal corporate trust office of the trustees, which at the date hereof is 111 Wall Street, New York, New York 10005, Attention: Citibank Agency & Trust, provided that payment of interest may be made at our option by check mailed to the address of the person entitled thereto.

Some of the debt securities may be issued as discounted debt securities, bearing no interest or interest at a rate, which at the time of issuance, is below market rates, to be sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such discounted debt securities will be described in a prospectus supplement.

Debt securities will include debt securities denominated in United States dollars or, at our option if so specified in a prospectus supplement, in any other freely transferable currency.

If a prospectus supplement specifies that debt securities are denominated in a currency other than United States dollars, the prospectus supplement will also specify the denomination in which such debt securities will be issued and the coin or currency in which the principal, premium, if any, and interest on the debt securities, where applicable, will be payable, which may be United States dollars based upon the exchange rate for such other currency existing on or about the time a payment is due.

If a prospectus supplement specifies that the debt securities will have a redemption option, the “Option to Elect Repurchase” constitutes an issuer tender offer under the Exchange Act. We will comply with all issuer tender offer rules and regulations under the Exchange Act, including Rule 14e-1, if such redemption option is elected. We will make any required filings with the SEC and furnish certain information to the holders of the debt securities.

Senior Debt

We will issue under the senior debt indenture the debt securities that will constitute part of our senior debt. These senior debt securities will rank equally and pari passu with all of our other unsecured and unsubordinated debt (other than obligations preferred by mandatory provisions of law).

Subordinated Debt

We will issue under the subordinated debt indenture the debt securities that will constitute part of our subordinated debt. These subordinated debt securities will be subordinate and junior in right of payment, to the extent and in the manner set forth in the subordinated debt indenture, to all of our “senior indebtedness.” The subordinated debt indenture defines “senior indebtedness” as obligations of, or guaranteed or assumed by, us for borrowed money or leased property in capitalized lease or sale and leaseback transactions, or evidenced by bonds, debentures, notes or other similar instruments, and amendments, renewals, extensions, modifications and refundings of any such indebtedness or obligation. “Senior indebtedness” does not include nonrecourse obligations, the subordinated debt securities or any other obligations specifically designated as being subordinate in right of payment to senior indebtedness. See the subordinated debt indenture, section 13.

In general, the holders of all senior indebtedness are first entitled to receive payment of the full amount unpaid on senior indebtedness before the holders of any of the subordinated debt securities or coupons are entitled to receive a payment on account of the principal or interest on the indebtedness evidenced by the subordinated debt securities in certain events. These events include:

•	any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings which concern us or a substantial part of our property;

•	a default having occurred for the payment of principal, premium, if any, or interest on or other monetary amounts due and payable on any senior indebtedness or any other default having occurred concerning any senior indebtedness, which permits the holder or holders of any senior indebtedness to accelerate the maturity of any senior indebtedness with notice or lapse of time, or both. Such an event of default must have continued beyond the period of grace, if any, provided for such event of default, and such an event of default shall not have been cured or waived or shall not have ceased to exist;

•	the principal of, and accrued interest on, any series of the subordinated debt securities having been declared due and payable upon an event of default pursuant to section 6 of the subordinated debt indenture; this declaration must not have been rescinded and annulled as provided in the subordinated debt indenture; or

•	any different or additional events described in a prospectus supplement.

If this prospectus is being delivered in connection with a series of subordinated debt securities, the accompanying prospectus supplement or the information incorporated in this prospectus by reference will set forth the approximate amount of senior indebtedness outstanding as of the end of the most recent fiscal quarter.

If the trustee under the subordinated debt indenture or any holders of the subordinated debt securities receive any payment or distribution that is prohibited under the subordination provisions, then the trustee or the holders will have to repay that money to the holders of the senior indebtedness.

Even if the subordination provisions prevent us from making any payment when due on the subordinated debt securities of any series, we will be in default on our obligations under that series if we do not make the payment when due. This means that the trustee under the subordinated debt indenture and the holders of debt securities of that series can take action against us, but they will not receive any money until the claims of the holders of senior indebtedness have been fully satisfied.

Certain Covenants

Definitions Applicable to Covenants Under Our Senior Debt Indenture.    The following definitions shall be applicable to the senior debt covenants specified below:

(i) “Attributable Debt” means, at the time of determination as to any lease, the present value (discounted at the actual rate, if stated, or, if no rate is stated, the implicit rate of interest of such lease transaction as determined by our chairman, president or any vice chairman, any vice president, our treasurer or any assistant treasurer), calculated using the interval of scheduled rental payments under such lease, of the obligation of the lessee for net rental payments during the remaining term of such lease (excluding any subsequent renewal or other extension options held by the lessee). The term “net rental payments” means, with respect to any lease for any period, the sum of the rental and other payments required to be paid in such period by the lessee thereunder, but not including, however, any amounts required to be paid by such lessee (whether or not designated as rental or additional rental) on account of maintenance and repairs, insurance, taxes, assessments, water rates, indemnities or similar charges required to be paid by such lessee thereunder or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales, earnings or profits or of maintenance and repairs, insurance, taxes, assessments, water rates, indemnities or similar charges; provided, however, that, in the case of any lease which is terminable by the lessee upon the payment of a penalty in an amount which is less than the total discounted net rental payments required to be paid from the later of the first date upon which such lease may be so terminated and the date of the determination of net rental payments, “net rental payments” shall include the then current amount of such penalty from the later of such two dates, and shall exclude the rental payments relating to the remaining period of the lease commencing with the later of such two dates.

(ii) “Debt” means notes, bonds, debentures or other similar evidences of indebtedness for money borrowed.

(iii) “Manufacturing Subsidiary” means any Subsidiary (A) substantially all the property of which is located within the continental United States of America, (B) which owns a Principal Domestic Manufacturing Property and (C) in which our investment, direct or indirect and whether in the form of equity, debt, advances or otherwise, is in excess of $2,500,000,000 as shown on our books as of the end of the fiscal year immediately preceding the date of determination; provided, however, that “Manufacturing Subsidiary” shall not include Hughes Electronics Corporation and its Subsidiaries, General Motors Acceptance Corporation and its Subsidiaries (or any corporate successor of any of them) or any other Subsidiary which is principally engaged in leasing or in financing installment receivables or otherwise providing financial or insurance services to us or others or which is principally engaged in financing our operations outside the continental United States of America.

(iv) “Mortgage” means any mortgage, pledge, lien, security interest, conditional sale or other title retention agreement or other similar encumbrance.

(v) “Principal Domestic Manufacturing Property” means any manufacturing plant or facility owned by us or any Manufacturing Subsidiary which is located within the continental United States of America and, in the opinion of our Board of Directors, is of material importance to the total business conducted by us and our consolidated affiliates as an entity.

(vi) “Subsidiary” means any corporation of which at least a majority of the outstanding stock having by the terms thereof ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether or not at the time stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time owned by us, or by one or more Subsidiaries, or by us and one or more Subsidiaries.

Limitation on Liens.    For the benefit of the senior debt securities, we will not, nor will we permit any Manufacturing Subsidiary to, issue or assume any Debt secured by a Mortgage upon any Principal Domestic Manufacturing Property of ours or any Manufacturing Subsidiary or upon any shares of stock or indebtedness of any Manufacturing Subsidiary (whether such Principal Domestic Manufacturing Property, shares of stock or indebtedness are now owned or hereafter acquired) without in any such case effectively providing concurrently with the issuance or assumption of any such Debt that the senior debt securities (together with, if we shall so determine, any other indebtedness of us or such Manufacturing Subsidiary ranking equally with the senior debt securities and then existing or thereafter created) shall be secured equally and ratably with such Debt, unless the aggregate amount of Debt issued or assumed and so secured by Mortgages, together with all other Debt of ours and our Manufacturing Subsidiaries which (if originally issued or assumed at such time) would otherwise be subject to the foregoing restrictions, but not including Debt permitted to be secured under clauses (i) through (vi) of the immediately following paragraph, does not at the time exceed 20% of the stockholders equity of us and our consolidated subsidiaries, as determined in accordance with accounting principles generally accepted in the U.S. and shown on the audited consolidated balance sheet contained in the latest published annual report to our stockholders.

The above restrictions shall not apply to Debt secured by:

(i) Mortgages on property, shares of stock or indebtedness of any corporation existing at the time such corporation becomes a Manufacturing Subsidiary;

(ii) Mortgages on property existing at the time of acquisition of such property by us or a Manufacturing Subsidiary, or Mortgages to secure the payment of all or any part of the purchase price of such property upon the acquisition of such property by us or a Manufacturing Subsidiary or to secure any Debt incurred prior to, at the time of, or within 180 days after, the later of the date of acquisition of such property and the date such property is placed in service, for the purpose of financing all or any part of the purchase price thereof, or Mortgages to secure any Debt incurred for the purpose of financing the cost to us or a Manufacturing Subsidiary of improvements to such acquired property;

(iii) Mortgages securing Debt of a Manufacturing Subsidiary owing to us or to another Subsidiary;

(iv) Mortgages on property of a corporation existing at the time such corporation is merged or consolidated with us or a Manufacturing Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation as an entirety or substantially as an entirety to us or a Manufacturing Subsidiary;

(v) Mortgages on property of ours or a Manufacturing Subsidiary in favor of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any State thereof, or in favor of any other country, or any political subdivision thereof, to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction of the property subject to such Mortgages; or

(vi) any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Mortgage referred to in the foregoing clauses (i) to (v); provided, however, that the principal amount of Debt secured thereby shall not exceed by more than 115% the principal amount of Debt so secured at the time of such extension, renewal or replacement and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the Mortgage so extended, renewed or replaced (plus improvements on such property).

The subordinated debt indenture does not include any limitation on our ability to incur these types of liens.

Limitation on Sales and Lease-Backs.    For the benefit of the senior debt securities, we will not, nor will we permit any Manufacturing Subsidiary to, enter into any arrangement with any person providing for the leasing by us or any Manufacturing Subsidiary of any Principal Domestic Manufacturing Property owned by us or any Manufacturing Subsidiary on the date that the senior debt securities are originally issued (except for temporary leases for a term of not more than five years and except for leases between us and a Manufacturing Subsidiary or between Manufacturing Subsidiaries), which property has been or is to be sold or transferred by us or such Manufacturing Subsidiary to such person, unless either:

(i) we or such Manufacturing Subsidiary would be entitled, pursuant to the provisions of the covenant on limitation on liens described above, to issue, assume, extend, renew or replace Debt secured by a Mortgage upon such property equal in amount to the Attributable Debt in respect of such arrangement without equally and ratably securing the senior debt securities; provided, however, that from and after the date on which such arrangement becomes effective the Attributable Debt in respect of such arrangement shall be deemed for all purposes under the covenant on limitation on liens described above and this covenant on limitation on sale and lease-back to be Debt subject to the provisions of the covenant on limitation on liens described above (which provisions include the exceptions set forth in clauses (i) through (vi) of such covenant); or

(ii) we shall apply an amount in cash equal to the Attributable Debt in respect of such arrangement to the retirement (other than any mandatory retirement or by way of payment at maturity), within 180 days of the effective date of any such arrangement, of Debt of ours or any Manufacturing Subsidiary (other than Debt owned by us or any Manufacturing Subsidiary) which by its terms matures at or is extendible or renewable at the option of the obligor to a date more than twelve months after the date of the creation of such Debt.

The subordinated debt indenture does not include any limitations on sales and lease-backs.

Defeasance

If the terms of a particular series of debt securities so provide, we may, at our option, (a) discharge its indebtedness and its obligations under the applicable indenture with respect to such series or (b) not comply with certain covenants contained in the applicable indenture with respect to such series, in each case by depositing funds or obligations issued or guaranteed by the United States of America with the trustee sufficient to pay and discharge the entire indebtedness of all outstanding debt securities of such series. Such defeasance is subject to other conditions including receipt of a tax opinion to the effect that the holders of the debt securities will not recognize income, gain or loss for United States Federal income tax purposes as a result of such defeasance and will be subject to United States Federal income tax on the same amounts and in the same manner and at the same times, as would have been the case if such defeasance had not occurred.

Consolidation, Merger or Sale of Assets

The indentures provide that we will not merge or consolidate with another corporation or sell or convey all or substantially all of our assets unless either we are the continuing corporation or the new corporation shall expressly assume the interest and principal due under the debt securities. In either case, the indentures provide that neither we nor a successor corporation may be in default of performance immediately after a merger or consolidation. Additionally, the indentures provide that in the case of any such merger or consolidation, either we or the successor company may continue to issue securities under the indentures.

Modification of the Indenture

The indentures contain provisions permitting us and the applicable trustee to modify or amend such indenture or any supplemental indenture or the rights of the holders of the debt securities issued thereunder, with the consent of the holders of not less than a majority in aggregate principal amount of the debt securities of all series at the time outstanding under either such indenture which are affected by such modification or amendment, voting as one class, provided that no such modification shall:

•	change the fixed maturity of any debt securities, or reduce the principal amount thereof, or premium, if any, or reduce the rate or extend the time of payment of interest thereon, or reduce the amount due and payable upon acceleration of the maturity thereof or the amount provable in bankruptcy, or make the principal of, or premium, if any, or interest, on any debt securities payable in any currency other than so provided in such debt securities, without the consent of the holder of each debt security so affected; or

•	in the case of debt securities that are convertible, change in any manner adverse to the holders, the amounts payable upon the redemption of the debt securities, the date, if any, on which the holders have the right to require us to repurchase the debt securities, or the transactions or events upon which the holders have the right to require us to repurchase the debt securities or the amounts payable upon the repurchase, or the circumstances under which the holders have the right to convert the debt securities or the amounts receivable upon conversion thereof; or

•	reduce the aforesaid percentage of debt securities, the consent of the holders of which is required for any such modification, without the consent of the holders of all debt securities then outstanding under the indentures.

Events of Default

An event of default with respect to any series of debt securities issued subject to the indentures is defined in the indentures as being:

•	default in payment of any principal or premium, if any, on such series;

•	default for 30 days in payment of any interest on such series;

•	default for 90 days after notice in performance of any other covenant in the indentures; or

•	certain events of bankruptcy, insolvency or reorganization.

If the terms of any series of subordinated debt provide for additional events of default, they will be described in a prospectus supplement.

No event of default with respect to a particular series of debt securities issued under the indentures necessarily constitutes an event of default with respect to any other series of debt securities issued thereunder. In case an Event of Default as set out in the first, second and third items listed above shall occur and be continuing with respect to any series, the trustee or the holders of not less than 25% in aggregate principal amount of debt securities of each such series then outstanding may declare the principal, or, in the case of discounted debt securities, the amount specified in the terms thereof, of such series to be due and payable. In case an Event of Default as set out in the fourth item listed above shall occur and be continuing, the trustee or the holders of not less than 25% in aggregate principal amount of all the debt securities then outstanding under the applicable indenture, voting as one class, may declare the principal, or, in the case of discounted debt securities, the amount specified in the terms thereof, of all outstanding debt securities to be due and payable. Any Event of Default with respect to a particular series of debt securities may be waived by the holders of a majority in aggregate principal amount of the outstanding debt securities of such series, or of all the outstanding debt securities, as the case may be, except in a case of failure to pay principal or premium, if any, or interest on such debt security for which payment had not been subsequently made. We are required to file with each trustee annually an Officers’ Certificate as to the absence of certain defaults under the terms of the applicable indenture. The indentures provides that the trustees may withhold notice to the securityholders of any default, except in payment of principal, premium, if any, or interest, if it considers it in the interest of the securityholders to do so.

Subject to the provisions of the indentures relating to the duties of the trustees in case an Event of Default shall occur and be continuing, the trustees shall be under no obligation to exercise any of their respective rights or powers under the indentures at the request, order or direction of any of the securityholders, unless such securityholders shall have offered to the trustees reasonable indemnity or security.

Subject to such provisions for the indemnification of the trustees and to certain other limitations, the holders of a majority in principal amount of the debt securities of each series affected, with each series voting as a separate class, at the time outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustees, or exercising any trust or power conferred on the trustees.

Concerning our Relationships with the Trustees

Citibank, N.A. is the trustee under both the senior debt indenture and the subordinated debt indenture. It is also the trustee under an indenture for General Motors Nova Scotia Finance Company, for which we are the guarantor, as well as under various other indentures covering our outstanding notes and debentures. Citibank, N.A. and its affiliates act as depositary for funds of, make loans to, act as trustee and perform certain other services for, certain of our affiliates and us in the normal course of its business. As trustee of various trusts, it has purchased our securities and those of certain of our affiliates.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts for the purchase or sale of debt securities or equity securities issued by us or securities of third parties (including any of our affiliates), a basket of such securities, an index or indices of such securities or any combination of the above as specified in the applicable prospectus supplement.

We may issue purchase contracts obligating holders to purchase from us, and obligating us to sell to holders, a specified or varying number of securities at a purchase price, which may be based on a formula, at a future date. Alternatively, we may issue purchase contracts obligating us to purchase from holders, and obligating holders to sell to us, a specified or varying number of securities at a purchase price, which may be based on a formula, at a future date. We may satisfy our obligations, if any, with respect to any purchase contract by delivering the cash value of such purchase contract or the cash value of the property otherwise deliverable, as set forth in the applicable prospectus supplement. The applicable prospectus supplement will specify the methods by which the holders may purchase or sell such securities and any acceleration, cancellation or termination provisions or other provisions relating to the settlement of a purchase contract. The purchase contracts may be entered into separately or as a part of units.

The purchase contracts may require us to make periodic payments to the holders thereof or vice versa, and these payments may be unsecured or prefunded and may be paid on a current or deferred basis. The purchase contracts may require holders thereof to secure their obligations under the contracts in a specified manner to be described in the applicable prospectus supplement. Alternatively, purchase contracts may require holders to satisfy their obligations thereunder when the purchase contracts are issued.

DESCRIPTION OF DEPOSITARY SHARES

We may, at our option, elect to offer fractional shares of preferred stock or preference stock, rather than full shares of preferred stock or preference stock. If we exercise this option, we will issue receipts for depositary shares, and each of these depositary shares will represent a fraction (to be set forth in a prospectus supplement) of a share of a particular series of preferred stock or preference stock.

The shares of any series of preferred stock or preference stock underlying the depositary shares will be deposited under a deposit agreement between us and a bank or trust company selected by us. The depositary will have its principal office in the United States and a combined capital and surplus of at least $50,000,000. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fraction of a share of preferred stock or preference stock underlying the depositary share, to all the rights and preferences of the preferred stock or preference stock underlying that depositary share. Those rights may include dividend, voting, redemption, conversion and liquidation rights.

The depositary shares will be evidenced by depositary receipts issued under a deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock or preference stock underlying the depositary shares in accordance with the terms of the offering. The following description of the material terms of the deposit agreement, the depositary shares and the depositary receipts is only a summary and you should refer to the forms of the deposit agreement and depositary receipts, forms of which have been filed as exhibits to the registration statement.

Pending the preparation of definitive engraved depositary receipts, the depositary may, upon our written order, issue temporary depositary receipts substantially identical to the definitive depositary receipts but not in definitive form. These temporary depositary receipts entitle their holders to all the rights of definitive depositary receipts. Temporary depositary receipts will then be exchangeable for definitive depositary receipts at our expense.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions received with respect to the underlying stock to the record holders of depositary shares in proportion to the number of depositary shares owned by those holders.

If there is a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares that are entitled to receive the distribution, unless the depositary determines that it is not feasible to make the distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the applicable holders.

Withdrawal of Underlying Preferred Stock or Preference Stock

Unless we say otherwise in a prospectus supplement, holders may surrender depositary receipts at the principal office of the depositary and, upon payment of any unpaid amount due to the depositary, be entitled to receive the number of whole shares of underlying preferred stock or preference stock and all money and other property represented by the related depositary shares. We will not issue any partial shares of preferred stock or preference stock. If the holder delivers depositary receipts evidencing a number of depositary shares that represent more than a whole number of shares of preferred stock or preference stock, the depositary will issue a new depositary receipt evidencing the excess number of depositary shares to that holder.

Redemption of Depositary Shares

If a series of preferred stock or preference stock represented by depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of that series of underlying stock held by the depositary. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to that series of underlying stock. Whenever we redeem shares of underlying stock that are held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the shares of underlying stock so redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or proportionately, as may be determined by the depositary.

Voting

Upon receipt of notice of any meeting at which the holders of the underlying stock are entitled to vote, the depositary will mail the information contained in the notice to the record holders of the depositary shares underlying the preferred stock or preference stock. Each record holder of the depositary shares on the record date (which will be the same date as the record date for the underlying stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the underlying stock represented by that holder’s depositary shares. The depositary will then try, as far as practicable, to vote the number of shares of preferred stock or preference stock underlying those depositary shares in accordance with those instructions, and we will agree to take all actions which may be deemed necessary by the depositary to enable the depositary to do so. The depositary will not vote the underlying shares to the extent it does not receive specific instructions from the holders of depositary shares underlying the preferred stock or preference stock.

Conversion of Preferred Stock or Preference Stock

If the prospectus supplement relating to the depositary shares says that the deposited preferred stock or preference stock is convertible into or exchangeable for either class of our common stock or shares of another series of our or our affiliates’ preferred stock or preference stock, the following will apply. The depositary shares, as such, will not be convertible into or exchangeable for any of our securities. Rather, any holder of the depositary shares may surrender the related depositary receipts to the depositary with written instructions directing the conversion or exchange of the preferred stock or preference stock represented by the depositary shares into or for whole shares of the applicable class of our common stock or shares of another series of our or our affiliates’ preferred stock or preference stock. Upon receipt of those instructions and any amounts payable by the holder in connection with the conversion or exchange, we will cause the conversion or exchange using the same procedures as those provided for conversion or exchange of the deposited preferred stock or preference stock. If only some of the depositary shares are to be converted or exchanged, a new depositary receipt or receipts will be issued for any depositary shares not to be converted or exchanged.

Amendment and Termination of the Depositary Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the holders of depositary shares will not be effective unless the amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by us or by the depositary only if (a) all outstanding depositary shares have been redeemed or converted or exchanged for any other securities into which the underlying preferred stock or preference stock is convertible or exchangeable or (b) there has been a final distribution of the underlying stock in connection with our liquidation, dissolution or winding up and the underlying stock has been distributed to the holders of depositary receipts.

Charges of Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will also pay charges of the depositary in connection with the initial deposit of the underlying stock and any redemption of the underlying stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and those other charges, including a fee for any permitted withdrawal of shares of underlying stock upon surrender of depositary receipts, as are expressly provided in the deposit agreement to be for their accounts.

Reports

The depositary will forward to holders of depositary receipts all reports and communications from us that we deliver to the depositary and that we are required to furnish to the holders of the underlying stock.

Limitation on Liability

Neither we nor the depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our respective obligations under the deposit agreement. Our obligations and those of the depositary will be limited to performance in good faith of our respective duties under the deposit agreement. Neither we nor the depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or underlying stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting underlying stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering notice to us of its election to resign. We may remove the depositary at any time. Any resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of debt securities, equity securities or securities of third parties (including any of our affiliates) or other rights to receive payment in cash or securities based on the value, rate or price of one or more specified securities. We may offer warrants separately or together with any other securities in the form of units, as described in the applicable prospectus supplement. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent.

The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in a prospectus supplement.

Warrants

The prospectus supplement will describe the terms of any warrants being offered, including:

•	the title and the aggregate number of warrants;

•	the price or prices at which the warrants will be issued;

•	the currency or currencies in which the price of the warrants will be payable;

•	the securities or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified securities, purchasable upon exercise of the warrants;

•	the price at which, and the currency or currencies in which, the securities or other rights purchasable upon exercise of such warrants may be purchased;

•	the periods during which, and places at which, the warrants are exercisable;

•	the date or dates on which the warrants will expire;

•	the terms of any mandatory or optional call provisions;

•	the price or prices, if any, at which the warrants may be redeemed at the option of the holder or will be redeemed upon expiration;

•	whether the warrants will be sold separately or with other securities as part of a unit;

•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security;

•	if applicable, the date on and after which the warrants and the related securities will be separately transferable;

•	any provisions for the adjustment of the number or amount of securities receivable upon exercise of warrants;

•	the identity of the warrant agent;

•	the exchanges, if any, on which the warrants may be listed;

•	the maximum or minimum number of warrants which may be exercised at any time;

•	whether the warrants shall be issued in book-entry form; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

We will issue warrants under one or more warrant agreements to be entered into between us and a bank or trust company, as warrant agent, in one or more series, which will be described in a prospectus supplement for the warrants. The following summaries of significant provisions of the warrant agreements are not intended to be comprehensive and you should review the detailed provisions of the relevant warrant agreement to be filed with the SEC in connection with the offering of specific warrants for a full description and for other information regarding the warrants.

Significant Provisions of the Warrant Agreements

The following terms and conditions of the warrant agreement will apply to each warrant, unless otherwise specified in the applicable prospectus supplement:

Modifications without Consent of Warrant Holders.    We and the warrant agent may amend the terms of the warrants and the warrant certificates without the consent of the holders to:

•	cure any ambiguity;

•	cure, correct or supplement any defective or inconsistent provision;

•	amend the terms in any other manner which we may deem necessary or desirable and which will not adversely affect the interests of the affected holders in any material respect; or

•	reduce the exercise price of the warrants.

Modifications with Consent of Warrant Holders.    We and the warrant agent, with the consent of the holders of not less than a majority in number of the then outstanding unexercised warrants affected, may modify or amend the warrant agreements. However, we and the warrant agent may not make any of the following modifications or amendments without the consent of each affected warrant holder:

•	change the exercise price of the warrants;

•	reduce the amount or number receivable upon exercise, cancellation or expiration of the warrants other than in accordance with the antidilution provisions or other similar adjustment provisions included in the terms of the warrants;

•	shorten the period of time during which the warrants may be exercised;

•	materially and adversely affect the rights of the owners of the warrants; or

•	reduce the percentage of outstanding warrants the consent of whose owners is required for the modification of the applicable warrant agreement.

Consolidation, Merger or Sale of Assets.    If at any time we merge or consolidate or transfer substantially all of our assets, the successor corporation will succeed to and assume all of our obligations under each warrant agreement and the warrant certificates. We will then be relieved of any further obligation under the warrant agreements and the warrants issued thereunder. See “Description of Debt Securities—Certain Covenants” and “Description of Debt Securities—Consolidation, Merger or Sale of Assets.”

Enforceability of Rights of Warrant Holders.    The warrant agents will act solely as our agents in connection with the warrant certificates and will not assume any obligation or relationship of agency or trust for or with any holders of warrant certificates or beneficial owners of warrants. Any holder of warrant certificates and any beneficial owner of warrants may, without the consent of any other person, enforce by appropriate legal action, on its own behalf, its right to exercise the warrants evidenced by the warrant certificates in the manner provided for in that series of warrants or pursuant to the applicable warrant agreement. No holder of any warrant certificate or beneficial owner of any warrants will be entitled to any of the rights of a holder of the debt securities or any other securities, including $1 2/3 par value common stock, Class H common stock, preference stock or preferred stock, or any other warrant property purchasable upon exercise of the warrants, including, without limitation, the right to receive dividends, if any, or interest on any securities, the right to receive payments on debt securities or any other warrant property or to enforce any of the covenants or rights in the relevant indenture or any other similar agreement.

Registration and Transfer of Warrants.    Subject to the terms of the applicable warrant agreement, warrants in registered, definitive form may be presented for exchange and for registration of transfer, at the corporate trust office of the warrant agent for that series of warrants, or at any other office indicated in the prospectus supplement relating to that series of warrants, without service charge. However, the holder will be required to pay any taxes and other governmental charges as described in the warrant agreement. The transfer or exchange will be effected only if the warrant agent for the series of warrants is satisfied with the documents of title and identity of the person making the request.

New York Law to Govern.    The warrants and each warrant agreement will be governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF UNITS

We may issue units consisting of one or more debt securities or other securities, including $1 2/3 par value common stock, Class H common stock, preference stock, preferred stock, purchase contracts, depositary shares, warrants or any combination thereof, as described in a prospectus supplement.

The applicable prospectus supplement will describe:

•	the designation and the terms of the units and of the debt securities, preferred stock, preference stock, $1 2/3 par value common stock, Class H common stock, purchase contracts, depositary shares and warrants constituting the units, including whether and under what circumstances the securities comprising the units may be traded separately;

•	any additional terms of the governing unit agreement;

•	any additional provisions for the issuance, payment, settlement, transfer or exchange of the units or of the debt securities, preferred stock, preference stock, $1 2/3 par value common stock, Class H common stock, purchase contracts, depositary shares or warrants constituting the units; and

•	any applicable United States federal income tax consequences.

The terms and conditions described under “Description of Debt Securities,” “Description of Preferred Stock,” “Description of Preference Stock,” “Description of $1 2/3 Par Value Common Stock and Class H Common Stock,” “Description of Purchase Contracts,” “Description of Depositary Shares,” “Description of Warrants” and those described below under “—Significant Provisions of the Unit Agreement” will apply to each unit and to any debt security, preferred stock, preference stock, $1 2/3 par value common stock, Class H common stock, purchase contract, depositary share or warrant included in each unit, respectively, unless otherwise specified in the applicable prospectus supplement.

We will issue the units under one or more unit agreements, each referred to as a unit agreement, to be entered into between us and a bank or trust company, as unit agent. We may issue units in one or more series, which will be described in a prospectus supplement. The following descriptions of material provisions and terms of the unit agreement and units are not complete, and you should review the detailed provisions of the unit agreement to be filed with the SEC in connection with the offering of specific units for a full description, including the definition of some of the terms used in this prospectus and for other information regarding the units.

Significant Provisions of the Unit Agreement

The following terms and conditions of the unit agreement will apply to each unit and to any debt security, preferred stock, preference stock, $1 2/3 par value common stock, Class H common stock, purchase contract, depositary share or warrant included in each unit, respectively, unless otherwise specified in the applicable prospectus supplement:

Obligations of Unit Holder.    Under the terms of the unit agreement, each owner of a unit consents to and agrees to be bound by the terms of the unit agreement.

Assumption of Obligations by Transferee.    Upon the registration of transfer of a unit, the transferee will assume the obligations, if any, of the transferor under any security constituting that unit, and the transferor will be released from those obligations. Under the unit agreement, we consent to the transfer of these obligations to the transferee, to the assumption of these obligations by the transferee and to the release of the transferor, if the transfer is made in accordance with the provisions of the unit agreement.

Remedies.    Upon the acceleration of the debt securities constituting any units, our obligations may also be accelerated upon the request of the owners of not less than 25% of the affected purchase contracts, on behalf of all the owners.

Limitation on Actions by You as an Individual Holder.    No owner of any unit will have any right under the unit agreement to institute any action or proceeding at law or in equity or in bankruptcy or otherwise regarding the unit agreement, or for the appointment of a trustee, receiver, liquidator, custodian or other similar official, unless the owner will have given written notice to the unit agent and to us of the occurrence and continuance of a default thereunder and in the case of an event of default under the debt securities or the relevant indenture, unless the procedures, including notice to us and the trustee, described in the applicable indenture have been complied with.

If these conditions have been satisfied, any owner of an affected unit may then, but only then, institute an action or proceeding.

Absence of Protections against All Potential Actions.    There are no covenants or other provisions in the unit agreement providing for a put right or increased interest or otherwise that would afford holders of units additional protection in the event of a recapitalization transaction, a change of control or a highly leveraged transaction.

Modification without Consent of Holders.    We and the unit agent may amend the unit agreement without the consent of the holders to:

•	cure any ambiguity;

•	correct or supplement any defective or inconsistent provision; or

•	amend the terms in any other manner which we may deem necessary or desirable and which will not adversely affect the interests of the affected holders in any material respect.

Modification with Consent of Holders.    We and the unit agent, with the consent of the holders of not less than a majority of all series of outstanding units affected, voting as one class, may modify the rights of the holders of the units of each series so affected. However, we and the unit agent may not make any of the following modifications without the consent of the holder of each outstanding unit affected by the modification:

•	materially adversely affect the holders’ units or the terms of the unit agreement (other than terms related to the three clauses described above under “—Modification without Consent of Holders”); or

•	reduce the percentage of outstanding units the consent of whose owners is required for the modification of the provisions of the unit agreement (other than terms related to the three clauses described above under “—Modification without Consent of Holders”).

Modifications of any debt securities included in units may only be made in accordance with the applicable indenture, as described under “Description of Debt Securities—Modification and Waiver.”

Consolidation, Merger or Sale of Assets.    The unit agreement provides that we will not consolidate or combine with or merge with or into or, directly or indirectly, sell, assign, convey, lease, transfer or otherwise dispose of all or substantially all of our properties and assets to any person or persons in a single transaction or through a series of transactions, unless:

•	we shall be the continuing person or, if we are not the continuing person, the resulting, surviving or transferee person (the “surviving entity”) is a company organized and existing under the laws of the United States or any State or territory;

•	the surviving entity will expressly assume all of our obligations under the debt securities and each indenture, and will, if required by law to effectuate the assumption, execute supplemental indentures which will be delivered to the unit agents and will be in form and substance reasonably satisfactory to the trustees;

•	immediately after giving effect to such transaction or series of transactions on a pro forma basis, no default has occurred and is continuing; and

•	we or the surviving entity will have delivered to the unit agents an officers’ certificate and opinion of counsel stating that the transaction or series of transactions and a supplemental indenture, if any, complies with this covenant and that all conditions precedent in the applicable indenture relating to the transaction or series of transactions have been satisfied.

If any consolidation or merger or any sale, assignment, conveyance, lease, transfer or other disposition of all or substantially all of our assets occurs in accordance with the indentures, the successor corporation will succeed to, and be substituted for, and may exercise our rights and powers under the indentures with the same effect as if such successor corporation had been named as us. Except for any lease or any sale, assignment, conveyance, transfer, lease or other disposition to certain of our subsidiaries, we will be discharged from all obligations and covenants under the indentures and the debt securities.

Unit Agreement Not Qualified Under Trust Indenture Act.    The unit agreement will not be qualified as an indenture under, and the unit agent will not be required to qualify as a trustee under, the Trust Indenture Act. Accordingly, the holders of units will not have the benefits of the protections of the Trust Indenture Act. However, any debt securities issued as part of a unit will be issued under an indenture qualified under the Trust Indenture Act, and the trustee under that indenture will be qualified as a trustee under the Trust Indenture Act.

Title.    We, the unit agent, the trustees, the warrant agent and any of their agents will treat the registered owner of any unit as its owner, notwithstanding any notice to the contrary, for all purposes.

New York Law to Govern.    The unit agreement, the units and the purchase contracts constituting part of the units will be governed by, and construed in accordance with, the laws of the State of New York.

FORMS OF SECURITIES

Unless otherwise indicated in a prospectus supplement, the debt securities, purchase contracts, warrants and units will be issued in the form of one or more fully registered global securities (a “Global Security”) which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the “Depository” or “DTC”) and registered in the name of the Depository’s nominee. Beneficial interests in a Global Security will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants of the Depository. Investors may elect to hold interests in the Global Securities through DTC. Except as set forth below, a Global Security may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.

The Depository has advised us that it is a limited-purpose trust company which was created to hold securities for its participating organizations and to facilitate the clearance and settlement of securities transactions between participants in such securities through electronic book-entry changes in accounts of its participants. Participants include:

•	securities brokers and dealers, including the underwriters named in the accompanying prospectus supplement;

•	banks and trust companies;

•	clearing corporations; and

•	certain other organizations.

Access to the Depository’s system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by the Depository only through participants or indirect participants.

The Depository advises that pursuant to procedures established by it:

•	upon issuance of a Global Security, the Depository will credit the account of participants designated by any dealers, underwriters or agents participating in the distribution of the securities with the respective principal or face amounts of securities beneficially owned by such participants; and

•	ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository (with respect to participants’ interests), the participants and the indirect participants (with respect to the owners of beneficial interests in the Global Security).

The laws of some states require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to own, transfer or pledge beneficial interests in a Global Security is limited to such extent.

As long as the Depository’s nominee is the registered owner of a Global Security, such nominee for all purposes will be considered the sole owner or holder of the securities represented by the Global Security. Except as provided below, you will not:

•	be entitled to have any of the securities registered in your name;

•	receive or be entitled to receive physical delivery of the securities in definitive form; or

•	be considered the owners or holders of the securities under the applicable indenture, purchase contract agreement, warrant agreement or unit agreement.

Principal, premium, if any, and interest payments on debt securities, and any payments to holders with respect to purchase contracts, warrants or units, represented by a Global Security registered in the name of a Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner of the Global Security. Neither we, the trustees, any unit agent, purchase contract agent, warrant agent, paying agent or any other agent for payment on or registration of transfer or exchange of any Global Security nor the Depository will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in Global Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

If the Depository is at any time unwilling or unable to continue as depositary and we have not appointed a successor depositary within 90 days, we will issue securities in definitive form in exchange for the Global Securities. In addition, we may at any time determine not to have the securities represented by Global Securities and, in such event, will issue securities in definitive form in exchange for the Global Securities. In either instance, an owner of a beneficial interest in a Global Security will be entitled to have securities equal in principal amount to the beneficial interest registered in its name and will be entitled to physical delivery of the securities in definitive form. No service charge will be made for any transfer or exchange of the securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

PLAN OF DISTRIBUTION

We may offer from time to time debt securities, $1 2/3 par value common stock, Class H common stock, preference stock, preferred stock, purchase contracts, depositary shares, warrants and units. The aggregate initial offering price of all securities sold by us under this prospectus will not exceed $10,000,000,000. Some of these securities may, pursuant to their terms, be mandatorily convertible into or mandatorily exchangeable for securities issued or to be issued by us or any third party, including any of our affiliates.

A prospectus supplement will set forth the terms of the offering of the securities described in this prospectus, including:

•	the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by each of them;

•	the initial public offering price of the securities and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

We may sell the securities for cash, or in exchange for satisfaction of our outstanding liabilities to certain of our creditors, in any of the following ways (or in any combination thereof):

•	directly to purchasers;

•	through agents;

•	through underwriters;

•	through dealers;

•	through remarketing firms; and

•	through direct sales or auctions performed by utilizing the Internet or a bidding or ordering system.

Direct Sales

We may directly solicit offers to purchase securities. In this case, no underwriters or agents would be involved.

By Agents

We may use agents to sell the securities. Any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act of 1933, involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to such agent will be set forth, in a prospectus supplement. Unless otherwise indicated in a prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment, which is ordinarily three business days or less.

By Underwriters

If an underwriter or underwriters are utilized in the sale of securities, we will enter into an underwriting agreement or exchange agreement, as applicable, with such underwriters at the time of sale to them and the names of the underwriters and the terms of the transaction will be set forth in a prospectus supplement which will be used by the underwriters to make resales of the securities in respect of which this prospectus is delivered to the public.

If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities.

By Dealers

If a dealer is utilized in the sale of securities in respect of which this prospectus is delivered, we will sell such securities to the dealer as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale.

Remarketing Firms

We may use a remarketing firm to offer or sell the securities in connection with a remarketing arrangement upon their purchase. Remarketing firms will act as principals for their own account or as agents for us. These remarketing firms will offer or sell the securities pursuant to the terms of the securities. A prospectus supplement will identify any remarketing firm and the terms of its agreement, if any, with us and will also describe the remarketing firm’s compensation. Remarketing firms may be deemed to be underwriters in connection with the securities they remarket.

Delayed Delivery Contracts

If so indicated in a prospectus supplement, we will authorize agents and underwriters to solicit offers by certain institutions to purchase securities from us at the public offering price set forth in such prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date stated in the prospectus supplement. Each delayed delivery contract will be for an amount not less than the respective amounts stated in the prospectus supplement. Unless we otherwise agree, the aggregate principal amount of securities sold pursuant to delayed delivery contracts shall be not less nor more than the respective amounts stated in the prospectus supplement. Institutions with whom delayed delivery contracts, when authorized, may be made include:

•	commercial and savings banks;

•	insurance companies;

•	pension funds;

•	investment companies;

•	educational and charitable institutions; and

•	other institutions.

All delayed delivery contracts are subject to our approval. Delayed delivery contracts will not be subject to any conditions except that the purchase by an institution of the securities covered by its delayed delivery contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject. A commission indicated in the prospectus supplement will be paid to underwriters and agents soliciting purchases of securities pursuant to contracts accepted by us.

Through the Internet or Bidding or Ordering System

We may also offer securities directly to the public, with or without the involvement of agents, underwriters or dealers and may utilize the Internet or another electronic bidding or ordering system for the pricing and allocation of such securities. Such a system may allow bidders to directly participate, through electronic access to an auction site, by submitting conditional offers to buy that are subject to acceptance by us, and which may directly affect the price or other terms at which such securities are sold.

The final offering price at which securities would be sold and the allocation of securities among bidders, would be based in whole or in part on the results of the Internet bidding process or auction. Many variations of the Internet auction or pricing and allocating systems are likely to be developed in the future, and we may utilize such systems in connection with the sale of securities. We will describe in a supplement to this prospectus how any auction or bidding process will be conducted to determine the price or any other terms of the securities, how potential investors may participate in the process and, where applicable, the nature of the underwriters’ obligations with respect to the auction or ordering system.

General Information

The place and time of delivery for the securities described in this prospectus will be set forth in the accompanying prospectus supplement.

We may have agreements with the agents, underwriters and dealers to indemnify them against certain liabilities, including liabilities under the Securities Act of 1933.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

In connection with the sale of the securities, certain of the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. Specifically, the underwriters may overallot the offering, creating a short position. In addition, the underwriters may bid for, and purchase, the securities in the open market to cover short positions or to stabilize the price of the securities. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. The underwriters will not be required to engage in these activities, and may end any of these activities at any time.

LEGAL MATTERS

The validity of the securities in respect of which this prospectus is being delivered will be passed on for  us by Martin I. Darvick, Esq., an attorney on our legal staff, and for the agents by Davis Polk & Wardwell.  Mr. Darvick owns shares and holds options to purchase shares of our $1 2/3 par value common stock and owns shares of our Class H common stock. Davis Polk & Wardwell acts as counsel to the Executive Compensation Committee of our Board of Directors and has acted as counsel to us and certain of our affiliates in various matters.

EXPERTS

The consolidated financial statements and the related financial statement schedules incorporated into this document by reference from the General Motors Corporation Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference (which reports express unqualified opinions and include explanatory paragraphs relating to the change in method of accounting to conform to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

$5,250,000,000

General Motors Corporation

$1,000,000,000   7.125% Senior Notes due 2013

$1,250,000,000   8.250% Senior Debentures due 2023

$3,000,000,000   8.375% Senior Debentures due 2033

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

Morgan Stanley

Merrill Lynch & Co.

Citigroup

Banc of America Securities LLC

Goldman, Sachs & Co.

JPMorgan

June 26, 2003